SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated

11 JULY 2003

AngloGold Limited
_
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
    South Africa____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:        Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
      No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
      No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:
      No:
Enclosures:
   ANGLOGOLD REPORT FOR THE QUARTER ENDED 31 MARCH 2002,
PREVIOUSLY FILED WITH THE SEC IN HARD COPY -- REFILED TODAY, ON EDGAR

Sound operating results and a positive gold market
Overview
•
Operating profit, including realised gains from non-
hedge derivatives, from current operations (excluding
Free State assets) increases by 7.3% to $147m or
R1.7bn.  This represents a cash operating profit of
$197m or R2.3bn.
•
Total cash costs for the current operations reduced by
2% to $151/oz.
•
Record cash operating margin of 47% ($136/oz), up
13% from December quarter.
•
Headline earnings, before unrealised non-hedge
derivatives, increases 1% to $89m with earnings
marginally down to 81 US cents per share.
•
Return on equity increases to 23% and return on
capital employed to 16%.
•
Increased exposure to rising gold prices through
deliveries into low-priced forward sales contracts.
•
Hedge book restructured to eliminate all low-priced
rand gold forward sales for the remainder of this year.
•
Open hedge position reduced by 1.7Moz (120% of the
quarter's production) to 12.9Moz.
Regional operating results for the quarter
SOUTH AFRICA
•
Operating profit from current operations, (excluding the
Free State assets), including reaslied non-hedge
derivatives, up 23% to R1,192m ($103m).
•
Total cash costs up 1% to R50,471/kg, down 12% in
dollar terms to $136/oz.
•
Reduced production due to the substantial Christmas
shutdown.
EAST AND WEST AFRICA
•
Gold production down 3%, as planned, to 227,000oz
and operating profit, including realised non-hedge
derivatives, $1m lower at $24m.
•
Total cash costs 8% lower at $127/oz.
•
Approval granted for the first phase of Geita expansion
project, taking plant throughput to 5.4Mtpa.
•
Promising exploration results at Geita.
NORTH AMERICA
•
Production down 10% to 95,000oz due to severe
winter weather at Jerritt Canyon and continuing
inventory build-up on the leach pad at CC&V.
•
Jerritt Canyon set to improve during June quarter and
CC&V during second half of 2002.
•
Operating loss of $1m and higher total cash costs of
$254/oz.
SOUTH AMERICA
•
Operating profit, including realised non-hedge
derivatives, up 13% to $18m.
•
Gold production down 12% to 102,000oz due to
anticipated reductions at Morro Velho and Cerro
Vanguardia.
•
Total cash costs up 2% to $125/oz due to lower
production.
AUSTRALIA
•
Operating profit, including realised non-hedge
derivatives, down 11% to A$8m ($4m).
•
Production down 6% to 116,000oz due to Boddington
closure.
•
Total cash costs increases 6% to A$379/oz ($196/oz).
•
Very encouraging exploration results at Sunrise Dam
and in the Tanami region.
Quarter
 ended
Mar 2002
Quarter
 ended
Dec 2001*
Year
 ended
Dec 2001
Quarter
 ended
Mar 2002
Quarter
 ended
Dec 2001*
Year
 ended
Dec 2001
Dollar/Imperial
Rand/Metric
Gold
     Produced
- oz (000)/kg
1,377
1,719
6,983
42,816
53,471
217,203
     Price received**
- $/oz-R/kg sold
287
279
287
106,181
92,169
79,523
     Total cash costs
- $/oz-R/kg produced
151
159
178
56,033
51,710
48,828
     Total production costs
- $/oz-R/kg produced
188
193
213
69,653
62,995
58,579
Operating profit, including realised
  non-hedge derivatives
- $/R million
147
151
527
1,696
1,601
4,647
Net profit
- $/R million
71
86
245
810
895
2,180
Headline earnings
- $/R million
93
94
281
1,070
971
2,476
Headline earnings before unrealised
  non-hedge derivatives
- $/R million
89
88
286
1,027
924
2,536
Capital expenditure
- $/R million
51
82
298
588
815
2,567
Net earnings (basic)
- cents per share
64
80
229
734
835
2,035
Headline earnings
- cents per share
84
88
262
969
906
2,311
Headline earnings before unrealised
  non-hedge derivatives
- cents per share
81
82
267
930
862
2,367
Dividends
- cents per share
181
1,800
*  Includes the Free State operations
**  Price received includes realised non-hedge derivatives
REPORT
FOR THE QUARTER ENDED
31 MARCH 2002
ANGLOGOLD LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Certain forward-looking statements
Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition.  Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management.
List of abbreviations
$
United States dollars
A$
Australian dollars
bn
billion
capex
capital expenditure
FIFR
Fatal Injury Frequency Rate per million hours worked
g
grams
kg
kilograms
LOM
Life of Mine
LTIFR
Lost Time Injury Frequency Rate per million hours worked.  AngloGold utilises the strictest definition in reporting LTIFR in that it includes all Disabling Injuries (where an individual is unable to return to his place of regular work the next calendar day after the injury) and
Restricted Work Cases (where the individual may be at work, but unable to perform full or regular duties on the next calendar day after the injury) within this definition.
m
metre or million; depending on the context
m
2
square metres
Mt
million tonnes or tons
Mtpa
million tonnes/tons per annum
Moz
million ounces
oz
ounces (troy)
R / rand
South African rands
RIFR
Reportable Injury Frequency Rate per million hours worked
t
tons (short) or tonnes (metric)
tpm
tonnes per month
VCR
Ventersdorp Contact Reef
Published by AngloGold
PO Box 62117
Marshalltown
2107
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6399/6400
E-mail: investors@anglogold.com

OVERVIEW
The principal features of the first quarter of 2002
were the company's sound operating performance,
the strong gold market and the improving gold price.
The average spot price of gold rose from $278/oz
last quarter to $290/oz this quarter.  Against this
background, AngloGold delivered its quarterly
production into its low-priced forward positions, thus
increasing the company's exposure to the rising
price in the future.  Simultaneously, AngloGold
actively managed the outstanding hedge book and
open forward positions to offset the loss against the
spot price caused by deliveries into these contracts.
Consequently the price received for the quarter,
including realised non-hedge derivative income, was
$287/oz, thereby meeting the company's objective
of achieving a received price close to the spot price
in a rising market.  In addition to delivering into
hedge positions, a partial restructuring of the hedge
book was undertaken over the quarter-end to
eliminate all rand gold forward contracts from the
book for the remainder of this year.  As a result of
these two actions the open hedge position was
reduced from 14.6Moz at the end of December to
12.9Moz  a reduction of 1.7Moz or 120% of the
quarter's production.
The operations performed well in what is historically
a weak quarter because of the slow start after the
Christmas shut-down in the South African
operations.
Operating profit for the quarter  including realised
non-hedge derivative gains  decreased by $4m
(3%) to $147m.  There was a reduction of $14m due
to the sale of the Free State assets and an increase
from current operations of $10m.  This increase
resulted from a rise of $8/oz in the received price of
gold at $287/oz and a decrease of $3/oz in total
cash costs for current operations to $151/oz.  This
was partially offset by a decrease of 52,000oz in
gold production to 1.377Moz, primarily as a result of
the Christmas break and a continued inventory
build-up at Cripple Creek & Victor (CC&V).
The decrease in operating profit was partially offset
by lower net interest paid and lower taxation.
Headline earnings, excluding unrealised non-hedge
derivatives, increased by $1m (1%) to $89m.
Headline earnings per share decreased by 1% from
82 US cents per share to 81 US cents per share
the decrease in cents per share arises from the
additional 3.2 million shares issued as a result of the
AngloGold bid for Normandy.  An after tax loss of
$15m arising from the disposal of the Free State
assets resulted in the reduction of the net profit from
$86m to $71m.
The company continues to achieve its targeted
return ratios.  Annualised returns on equity and
capital employed were 23% and 16% respectively,
in line with last quarter.
SOUTH AFRICA
Overall performance
The results of the South Africa region for the quarter
do not include the Free State assets: the operations
were under the management of the new owners
during this period and the sale was concluded
during April.
Total cash costs rose 1% from R49,757/kg to
R50,471/kg (down 12% in dollar terms to $136/oz).
If the December quarter is adjusted for the sale of
the Free State assets, however, total rand cash
costs per kilogram increased quarter-on-quarter by
10%, largely as a result of the Christmas shut-down.
Operating profit, including realised non-hedge
derivatives, increased by 7% to R1,192m ($103m),
despite a 303,000oz reduction in gold production, of
which some 290,000oz was attributable to the Free
State operations.
Productivity indices, expressed in grams of gold
produced per employee showed a 5% improvement
to 222g/employee, while square metres mined per
employee dropped by 8%, highlighting the impact of
the sale of the high-volume, low-grade Free State
assets.
Tragically, eight employees lost their lives in mine
accidents during the quarter.  Half of these were due
to seismically induced falls of ground.  As a result,
the FIFR deteriorated from 0.28 in 2001 to 0.29.
The South African operations recently launched 'fall
of ground' safety campaigns in an attempt to
increase awareness of the risks associated with
these events.
Mine performance
Volume mined at Great Noligwa fell by 5%
compared with the previous quarter and this,
together with a 3% drop in grade, accounted for a
293kg, or 4% decrease in gold production.  Total
cash costs increased by 19% to R37,007/kg
($100/oz).  The quarter-on-quarter difference arises
FINANCIAL AND OPERATING REVIEW

from both the impact of the Christmas break and the
inclusion of the higher income from uranium sales in
the last quarter of 2001.  Operating profit, including
realised non-hedge derivatives, at R444m ($39m)
was 8% higher than the previous quarter.
At Kopanang, volume mined was 4% lower than
the previous quarter.  However, higher mining
efficiency led to an 8% improvement in yield to
7.35g/t and 3% increase in gold produced to
3,715kg.  Total cash costs rose 9% to R50,121/kg
($135/oz) quarter-on-quarter, again owing to by-
product sales in the fourth quarter.  Operating profit,
including realised non-hedge derivatives, increased
by 33% to R170m ($15m).
Tau Lekoa experienced a 6% drop in volume
mined which was partially offset by a 2%
improvement in head grade, with gold production
4% lower than the previous quarter at 2,226kg.
The impact of the R14m increase in acid by-product
contribution in the previous quarter and lower gold
production in this quarter caused a 14% rise in total
cash costs to R63,346/kg ($171/oz).  Operating
profit, including realised non-hedge derivatives,
rose 14% to R63m ($5m).
At TauTona, volume mined fell by 6%, but this was
offset by increased production in higher-grade areas
resulting in a 7% improvement in yield and a 4% rise
in gold production to 4,960kg.  Total cash costs
went up by 2% to R44,662/kg ($121/oz).  Operating
profit, including realised non-hedge derivatives, rose
43% to R274m ($24m).
Increased seismicity in the VCR at Savuka resulted
in an 9% drop in volume mined.  However, the
higher grade in the Carbon Leader Reef resulted in
a 4% improvement in yield and only a marginal drop
in gold produced.  Total cash costs increased by 5%
to R77,211/kg ($209/oz).  Operating profit, including
realised non-hedge derivatives, increased by 127%
to R40m ($4m).
At Mponeng, volumes mined were 6% down on the
previous quarter due to poor face advance which
saw a subsequent 6% drop in gold production to
3,039kg despite a constant yield.  Total cash costs
increased by 12% to R63,200/kg ($171/oz).
Operating profit, including realised non-hedge
derivatives, rose 32% to R73m ($6m).
At Ergo, gold production fell by 13% to 2,223kg
following the closure of Daggafontein in December,
production disruptions from power failures and
excessive rainfall.  This was partially offset by
improved head grades and higher metallurgical
efficiency as well as increased gold recovered from
the toll treatment of loaded carbon material.  Despite
the drop in production, total cash costs improved by
2% to R58,904/kg ($159/oz).  Operating profit,
including realised non-hedge derivatives, rose by
34% to R82m ($7m).
EAST AND WEST AFRICA
Overall performance
The East and West Africa region (formerly the Africa
region) had a strong quarter, exceeding production
and profit targets, but was unable to sustain the
record performance levels achieved in the
December quarter.  Gold production was down 3%
to 227,000 attributable ounces and operating profit,
including realised non-hedge derivatives, of $24m
was 4% lower than the December quarter.  Despite
the decreased production, total cash costs were 8%
lower at $127/oz.
The first phase of the Geita gold plant expansion
was approved during the quarter.  This decision
follows encouraging results from recent exploration
drilling in the Nyankanga pit, which identified 30m
additional tonnes of ore.  To realise the full benefit of
this increased reserve, anticipated by AngloGold at
the time that it acquired its share in this operation,
the plant throughput will be raised from 4.5Mtpa to
6Mtpa in two phases over the next two years and,
ultimately, to the planned level of 7Mtpa.
Phase one will see the installation of secondary
crushers and modification to the existing ball mill to
cater for the increased throughput.  This will raise
the treatment rate to 5.4Mtpa at a capital cost of
$3m and will take eight months to complete.
Following an assessment of this first stage, phase
two will see the installation of additional ball milling
capacity and extension to the wet plant section, at
an estimated capital cost of $11m.
Regrettably, safety performance was below
standard with ten lost-time injuries recorded for the
quarter against only four in the previous quarter.
The main contributing factors have been identified
and action plans will be implemented to address the
deficiencies.
Mine performance
Tonnage throughput at Sadiola (38% attributable)
was adversely affected by mineral sizer downtime
and problems with the treatment of sulphide ore at
the start of the quarter.  Gold production of 50,000oz
was 9% lower than the previous quarter.  Total cash
costs increased by 2% to $134/oz due to the lower
production.  Operating profit, including realised non-
hedge derivatives, fell by 37% to $4m.
The plant conversion project to improve gold
recovery from the treatment of sulphide ore was
completed on schedule by the end of February.
Yatela (40% attributable) continued to exceed
targets, but was unable to match the performance of
the previous quarter.  Gold production of 27,000oz
was 4% lower than the previous quarter due to a

planned decline in recovered grade.  Despite the
lower production, total cash costs decreased by 5%
to $143/oz.  Operating profit, including realised non-
hedge derivatives, rose by 50% to $3m.
Gold production at Morila (40% attributable)
increased by 2% to 59,000oz, largely due to
improved recovered grade.  Total cash costs for the
quarter decreased by 15% to $100/oz as a result of
increased grade and production.  Operating profit,
including realised non-hedge derivatives, rose by
23% to $7m.
Geita (50% attributable) experienced another good
quarter and production was maintained at the
previous level of 69,000oz.  Total cash costs
decreased by 4% to $156/oz for the quarter.
However, operating profit, including realised non-
hedge derivatives, fell by 16% to $6m.
Navachab was unable to match the record-breaking
performance of the previous quarter, but still
exceeded production targets.  Gold production was
4% lower at 22,000oz, mainly due to a planned
decline in tonnage throughput.  This decline was
partially offset by improved recovered grades.
Despite the decrease in production, total cash costs
at $116/oz were 18% down on the previous quarter.
The reduced cash costs are largely owing to the
improved recovered grade, and lower mining and
processing costs.  Operating profit, including
realised non-hedge derivatives, was maintained at
$3m.  Due to recent improvements in the gold price,
a conceptual study has commenced to evaluate the
economic viability of proceeding with a mine
expansion project.  If the conceptual study yields
positive results, a pre-feasibility and feasibility study
will follow.
Exploration
At Sadiola, resource delineation drilling returned
higher than expected gold values with intercepts of
up to 64m at 3.55g/t.  This oxide potential has been
drilled out over a strike length of 400m.  Drilling of
the sulphide resource yielded notable intercepts of
110m at 3.23g/t, 50m at 4.91g/t and 22m at 3.87g/t.
At the nearby Yatela mine, metallurgical tests on the
Alamoutala satellite deposit returned 90%
recoveries; this implies that further drilling to
upgrade the 200,000oz resource is justified.
At Geita, drilling between the Geita Hill Main and
West pits intersected substantial mineralisation in
previously unexplored territory.  Significant
intercepts were 42m at 5.47g/t and 9m at 9.62g/t
down to 200m in depth.  Drilling at Nyankanga
Deeps continued to return good results with 26m at
7.17g/t and 15m at 5.23g/t.
NORTH AMERICA
Overall performance
The North American operations had a challenging
quarter due to the continuation of severe winter
weather at Jerritt Canyon and ongoing technical
problems associated with the leach pad at CC&V.
Operating profit, including realised non-hedge
derivatives, decreased quarter-on-quarter from a
profit of $1m to a loss of $1m due to an 10% decline
in gold production.  Decreased gold production of
95,000oz for the quarter also contributed to higher
unit cash costs of $254/oz.
Approval for the $195m CC&V expansion plan was
given during the first quarter of 2001.  The project
will increase the average annual gold production by
40% and extend the LOM from 2008 to at least
2013, yielding 2.8m additional ounces.  Based on
the latest economics for the project, average LOM
cash costs are expected to be reduced from
$227/oz to $176/oz and the project has an expected
internal rate of return of 23%.  Construction will be
completed in the third quarter of 2002 with higher
gold production forecast for the following quarter.
The region reported sound safety performance for
the quarter with no lost-time injuries and six minor
medical treatment incidents.
Mine performance
Production at Cripple Creek & Victor (67%
attributable  effectively 100%  see note 4 on page
12) was 4% lower for the quarter at 43,000oz due to
ongoing technical problems associated with gold
transportation times through the leach pad.  Despite
reduced production, total cash costs at $199/oz
were 6% lower than in the previous quarter as a
result of continued cost-cutting efforts.  Construction
is continuing on schedule for the commissioning of
the new crushing facility in the third quarter of 2002.
Operating profit, including realised non-hedge
derivatives, decreased to $1m.
Jerritt Canyon's (70% attributable) production was
15% lower at 52,000oz.  The drop in production was
as a result of a reorganisation of labour in the
underground mines, which reduced productivities in
the short term, and adverse winter weather
conditions reducing mill throughput.  Total cash
costs were 19% higher quarter-on-quarter at
$294/oz due to the lower production ounces.  Jerritt
Canyon's operating loss, including realised non-
hedge derivatives, increased to $2m.
Exploration
Exploration was focused on reserve development
goals to meet the 2002 business plan.  At Jerritt
Canyon, exploration concentrated on targets near

the current mine workings.  Results from
underground drilling on targets on the SSX mine
property are encouraging and include 6m at 10.51g/t
in the West Mahala area.  Drilling on the eastern
side of the MCE mine confirmed the continuation of
known mineralisation with a best intercept of 10m at
35.26g/t.  At Cripple Creek, reserve development
drilling commenced in the latter part of the quarter
on the East Cresson deposit.
At Red Lake in Canada, drilling commenced in
February on the Dorion-McCuaig and Humlin target
areas.  A total of 17 holes (6,200m) were drilled of
which eight returned gold values in excess of 1g/t.
Visible gold was encountered in two holes in the
Dorion-McCuaig area.  The most promising
intercepts were between 9g/t and 10g/t over narrow
(less than 1m) intervals.
SOUTH AMERICA
Overall performance
Gold production was 12% lower than the previous
quarter but better than planned at 102,000oz.  Total
cash costs for the quarter were 2% up on the
previous quarter at $125/oz as a result of decreased
production.
The reduced gold production for the quarter was
due to an anticipated decline in production at Morro
Velho and Cerro Vanguardia.  This was partially
offset by increased production at Serra Grande.
Despite the lower production and higher costs,
operating profit, including realised non-hedge
derivatives, rose by 13% to $18m, due to the higher
gold price received.
Mine performance
At Morro Velho, a reduced volume of ore treated at
a planned lower grade, partially affected by rock
mechanics problems at Cuiab Mine, resulted in an
18% decline in production for the quarter to
46,000oz.  These problems have now been
resolved.  Operating profit, including realised non-
hedge derivatives, rose by 20% to $7m.
At Cerro Vanguardia (46.25% attributable) gold
production was 13% lower at 33,000oz. due to
planned reduced volumes and grade.  Production in
the December quarter had been increased to
compensate for reduced output in July 2001 due to
poor weather.  Operating profit, including realised
non-hedge derivatives, was maintained at $5m.
At Serra Grande (50% attributable) production
increased by 5% to 23,000oz as a result of
improved grade.  Operating profit, including realised
non-hedge derivatives, was maintained at $4m.
The South America region had a good safety
performance this quarter, with its LTIFR below the
Ontario benchmark.  Cerro Vanguardia continues to
maintain its enhanced safety conditions with no lost
time injuries in the quarter.  Morro Velho and Serra
Grande both had improved performances and were
audited and awarded with 3 and 4 NOSA Stars
respectively during the quarter.
Exploration
At Cerro Vanguardia in Argentina, significant down
dip extensions to mineralisation were established
below or adjacent to existing pits.  The best
intercept was 9.15m at 75.8g/t at a drilled depth of
187m.  This, with the delineation of further surface
mineralisation, will add considerably to the existing
resource base during 2002.
In the Iron Quadrangle of Brazil, drilling at the
Corrego do Sitio project intersected further oxide
mineralisation below the Mutuca pit.  Intercepts
included 2.4m at 38.0g/t and 21.7m at 5.49g/t.
Greenfield exploration in Peru continued at the
La Rescatada project, where positive drill results
have led to planning for a second phase of the
drilling due to start in May 2002.
AUSTRALIA
Overall performance
Production for the March quarter of 116,000oz was
6% below the output of the previous quarter.
Although production at  Sunrise Dam  increased,
this was not sufficient to offset the losses resulting
from the closure of the Boddington mine which
contributed 17,000oz to the December quarter
results.
Overall total cash costs increased by 6% to
A$379/oz ($196/oz)  A$357/oz ($183/oz) in the
December quarter.  The December quarter
benefited from the inclusion of a volume of low-cost
production generated from the `clean-out' of the
Boddington plant.  Operating profit, including
realised non-hedge derivatives, fell by 11% to A$8m
($4m).
The region had a pleasing safety performance
during the quarter, with two minor lost-time injuries
and six restricted work cases.
Mine performance
Production at Sunrise Dam increased strongly by
12% to 85,000oz.  Plant throughput was up by 13%
to an annualised rate of 3.4Mtpa as operations were
optimised following the capital expansion
undertaken last year.  Grades fell during the quarter
as mining moved through some depletion zones in
the upper areas of the recently completed open-pit
cutback.  As a consequence, total cash costs rose
by 9% to A$344/oz ($179/oz).  Operating profit,

including realised non-hedge derivatives, rose to
A$10m ($5m) compared to A$8m ($4m) for the
previous quarter.
Despite disruptions to mining in the main
Crosscourse pit due to the wet season, gold
production at Union Reefs of 30,000oz was only
marginally below that of the previous quarter.  Total
cash costs fell by 6% to A$435/oz ($225/oz) as
stockpiles built up during the previous quarter were
drawn down.  Including realised non-hedge
derivatives, there was no operating profit compared
to A$3m ($1m) in the previous quarter.
Operations at Boddington (33.33% attributable)
ceased during the December 2001 quarter and the
plant has been placed on care and maintenance
pending the commencement of the Boddington
Expansion Project.  The only production recorded
during the quarter was from residual plant clean-out
and, as a consequence, production fell to 1,000
attributable ounces compared with 17,000
attributable ounces in the previous quarter.
Operations at the Tanami (40% attributable) mine
have ceased and no production was recorded in this
quarter.   Implementation of the mine rehabilitation
plan is continuing.
Exploration
At Sunrise Dam, exploration was again successful in
improving the quality of the orebodies.  Infill drilling
of the Mako lode returned intercepts including 5m at
66.1g/t and 5m at 73.2g/t.  In addition, step-out
drilling on the underground Dolly target intersected
17m at 7.0g/t, confirming mineralisation 70m updip
from previous drillholes.
At the advanced Coyote exploration project in the
Tanami region, initial drilling indicates that the
Buggsy-Gonzalez structure continues at depth.  Drill
intersections at 237m and 268m returned values of
2m at 19.7g/t and 1m at 117.5g/t respectively.  The
mineralised structure is open at depth.

The gold market continues to
strengthen, and the trading range for
gold has improved steadily over the
past six months.  After opening the
quarter in a range around $285/oz,
the spot market moved strongly up
above $300/oz.  The price has held
in a new range around $300/oz since
late January, yielding an average
price for the quarter of over $290/oz,
$12 higher than the average price for
the final quarter of 2001.  By
contrast, the rand currency market
was quieter and more stable for the
quarter, and the local price of gold
averaged R107,000/kg, unchanged
from the opening local price for the
quarter.
The incremental firming in the spot
price of gold has renewed interest in
the metal as an investment.  Unlike
other price rallies in recent years,
where the gold price has tended to
rise on the back of a single issue or
incident, the current price
improvement has been built on a
number of favourable circumstances
for gold.
Continuing uncertainty about
developed economies, and about
equity markets in those economies
an uncertainty reinforced by the
collapse of Enron  has provided a
positive context for investors to
reconsider the potential of gold.
Other circumstances have also
opened opportunities for gold.  In
Japan, the withdrawal of savings
deposit guarantees by the
government, and consumer concern
over the health of the Japanese
banking sector saw significant retail
buying of gold investment products
during this past quarter, as Japanese
investors switched cash deposits into
gold.  Investment offtake in Japan
increased more than threefold over
the first quarter of 2001 to 45t in the
first quarter 2002.  Although buying
peaked in February, it is likely that
uncertainty in the Japanese market
could continue to generate a demand
for investment metal for some time.
In the political arena, the escalation
of conflict in the Middle East has
helped gold in one of its traditional
roles as a safe haven.  The rise in
spot oil prices that has accompanied
the conflict has also encouraged
interest in gold.
With the cumulative cuts in
US interest rates over the past
twelve months, circumstances in the
futures markets are also favourable
to gold.  Lower US rates have
reduced the motivation by gold
producers, investors and
speculators, and central banks to sell
the metal.  In particular, many gold
producers  AngloGold included
who have previously sold gold
forward, are delivering into hedge
contracts without renewing these
contracts.  This has an effect
equivalent to withdrawing the same
amount of production from the spot
market with a beneficial tightening of
that market as a result.  Reflective of
both the change in forward pricing of
gold and of improved sentiment
towards the gold price, the net non-
commercial trading position in gold
on the New York Comex has
remained long gold for almost four
months (by comparison between
1997 and 1999 traders' net positions
on the Comex were short gold for
90% of a 156 week period).
As is often the case in times of a
rising gold price, the physical
markets for gold have come under
pressure.  The second half of 2001
GOLD MARKET

saw a significant setback in the
largest gold market, India (down year
on year by 17% in the third quarter,
and 20% in the final quarter of 2001).
During the quarter under review, the
fall in gold imports to India was
probably greater than the increase in
gold offtake in Japan for this period,
underlining the importance of
maintaining physical demand in
existing markets, which provides the
basic underpinning for the price of
the metal.  In this regard, the
unwinding of producer hedge
positions will provide some offset for
slippage in physical demand.
New investor buying of gold,
particularly in the forward or futures
markets such as the New York
Comex, will be critical to further
improvement in the spot price of the
metal.
Currency markets attracted less
attention during the quarter.  The
rand market was relatively steady by
comparison with the previous
quarter, moving sideways against the
US dollar for most of the period.
However, in a broader context, the
Australian dollar, the Euro and the
rand all ended the period stronger
against the US dollar than they had
been at the beginning of the quarter.
This is of particular interest to the
gold market, as the enduring
strength of the US currency over
recent years has been viewed as a
significant contributor to the
downward pressure on the spot price
of gold.  Since the end of the quarter,
the US dollar has weakened further
against major currencies.
The report for this quarter on the
open hedge position for AngloGold
as at 31 March 2002, shows a further
reduction in the hedge by some 52t
or 1.67Moz.  Consistent with the
company's stated intentions, this
position has been reduced by a
further 20t or 643,000oz as at the
end of April.  Following the rapid
devaluation of the rand late last year,
the company has been particularly
concerned to address the open
positions priced in rands.  To this
end, the net open rand gold forward
sale position for 2002 of 20,316kg of
gold priced at R56,208/kg as
reported in the detailed report of
AngloGold's hedge position as at
31 December 2001, has been taken
back in full during the first quarter of
2002.
Going forward, the company will
continue to deliver against or
otherwise close maturing forward
pricing contracts and to address
particular attention to those parts of
the open hedge book which have
been overtaken by moves in the
underlying market  specifically rand-
denominated hedges.  In managing
the hedge AngloGold have put in
place new option positions which
have been priced at the forward line
off today's higher spot price; these
new positions are still subject to the
overall objective of progressively
reducing the net total tonnage sold
forward by the company.

NET DELTA OPEN HEDGE POSITION AS AT 31 MARCH 2002
As at 31 March 2002, the group had outstanding, the following net forward-pricing commitments against future production.  These net commitments include all restructuring of forward positions in progress at 31 March 2002 and completed thereafter.  A portion of these sales consists of US dollar-priced contracts which have been converted to rand prices at an average annual forward rand value based on spot rand/dollar rate of 11.351 available on
31 March 2002.
Rand Gold
kg's
sold
R per kg
Dollar Gold
Kg
sold
$ per oz
AUS Dollar
Gold
kg's sold
A$ per oz
Total
kg's sold
Total
oz's sold
12 months
ending
31 Dec
2002
2,621
90,085
27,009
306
14,378
573
44,008
1,414,891
2003
24,070
89,939
34,016
325
13,636
533
71,722
2,305,929
2004
24,226
111,273
26,920
317
5,443
555
56,589
1,819,386
2005
23,000
132,155
35,542
325
4,921
674
63,463
2,040,387
2006
14,543
135,944
29,505
332
5,630
654
49,678
1,597,200
Jan 2007
Dec 2011
18,437
163,895
88,380
354
8,879
555
115,696
3,719,685
106,897
122,875
241,372
333
52,887
576
401,156
12,897,478
The marked-to-market value of all hedge transactions making up the hedge positions in the above table following all restructuring was a negative R5,623m ($495m) as at 31 March 2002.  The value was based on a gold price of
$301.40 per ounce, exchange rates of R/$11.351 and $/A$ 0.5202 and the prevailing market interest rates and volatilities at the time.
As at 29 April 2002, the marked-to-market value of the hedge book was a negative R5,280m ($496.7m) based on a gold price of $310.90/oz and exchange rates of $/R10.63 and A$/$0.5428 and the prevailing market interest rates and volatilities at the time.
Note to AngloGold Hedge Position as at 31 March 2002
*The delta position indicated hereafter reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black and Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 March 2002.
GOLD MARKET

Year
2002
2003
2004
2005
2006      2007-2011
Total
DOLLAR GOLD
Forward Contracts
Amount (kg)
17,431
25,900
26,836
25,879
20,524
43,831
160,401
$ per oz
$301
$317
$316
$326
$334
$349
$327
Put Options Purchased
Amount (kg)
2,663
5,808
796
757
563
728
11,315
$ per oz
$278
$352
$291
$291
$291
$292
$319
*Delta (kg)
303
4,196
193
189
125
145
5,151
Put Options Sold
Amount (kg)
11,819
6,221
6,221
24,261
$ per oz
$289
$301
$311
$298
*Delta (kg)
1,724
2,436
2,495
6,655
Call Options Purchased
Amount (kg)
4,288
1,756
572
6,616
$ per oz
$359
$377
$360
$364
*Delta (kg)
351
244
185
780
Call Options Sold
Amount (kg)
26,655
16,653
5,294
15,825
14,213
67,147
145,787
$ per oz
$313
$331
$332
$323
$329
$358
$339
*Delta (kg)
11,350
6,600
2,571
9,474
8,856
44,404
83,255
RAND GOLD
Forward Contracts
Amount (kg)
19,567
20,264
19,342
10,581
8,274
78,028
Rand per kg
R87,879      R110,801       R132,688      R138,137
  R117,021      R114,845
Put Options Purchased
Amount (kg)
1,094
1,875
1,875
1,875
1,875
8,594
Rand per kg
R93,542       R93,603         R93,603        R93,603        R93,603
R93,595
*Delta (kg)
80
100
47
21
13
261
Put Options Sold
Amount (kg)
Rand per kg
*Delta (kg)
Call Options Purchased
Amount (kg)
5,232
5,232
Rand per kg
R83,471
R83,471
*Delta (kg)
5,224
5,224
Call Options Sold
Amount (kg)
7,090
4,999
5,000
4,999
5,000
14,930
42,018
Rand per kg
R85,599        R99,009       R113,930      R129,548      R130,208
  R202,056      R142,483
*Delta (kg)
7,765
4,403
3,915
3,637
3,949
10,163
33,832
AUS DOLLAR (A$) GOLD
Forward Contracts
Amount (kg)
14,152
13,841
5,443
6,221
9,331
22,395
71,383
A$ per oz
A$586
A$535
A$555
A$684
A$662
A$637
A$608
Call Options Purchased
Amount (kg)
6,532
3,888
3,110
6,221
20,062
39,813
A$ per oz
A$722
A$701
A$724
A$673
A$691
A$697
*Delta (kg)
1,071
1,078
1,300
3,701
13,516
20,666
Call Options Sold
Amount (kg)
1,866
3,110
4,976
A$ per oz
A$558
A$700
A$647
*Delta (kg)
1,297
873
2,170
RAND DOLLAR (000)
Forward Contracts
Amount ($)
49,008
25,751
74,759
Rand / $
R13.14
R12.62
R12.96
Put Options Purchased
Amount ($)
55,000
55,000
Rand per $
R 8.18
R 8.18
*Delta ($)
8
8
Put Options Sold
Amount ($)
Rand per $
*Delta ($)
Call Options Purchased
Amount ($)
53,240
8,000
61,240
Rand per $
R 8.00
R 6.94
R 7.86
*Delta ($)
53,239
7,987
61,226
Call Options Sold
Amount ($)
93,240
8,000
101,240
Rand per $
R 8.55
R 6.94
R 8.42
*Delta ($)
92,737
7,987
100,724
AUS DOLLAR (000)
Forward Contracts
Amount ($)
43,748
29,413
15,970
89,131
$ per A$
A$0.58
A$0.59
A$0.64
A$0.60
ANGLOGOLD HEDGE POSITION
AS AT 31 MARCH 2002

1.       The results for the quarter ended 31 March 2002, which are unaudited, have been prepared using the accounting policies which are in accordance with the standards issued by the International Accounting
Standards Board and the South African Institute of Chartered Accountants.  Where appropriate, comparative figures have been restated.
2.         During the quarter, 3,423,211 ordinary shares were allotted as follow:
•  in terms of the AngloGold Share Incentive Scheme
    125,960
•  in terms of the Acacia Employee Option Plan
      32,074
•  in terms of the Normandy offer
 3,201,599
•  in terms of the Normandy top up facility
      63,578
 Subject to shares being allotted to address rounding adjustments (if any), all shares in terms of the
 Normandy offer have been issued.
3.        Orders placed and outstanding on capital contracts as at 31 March 2002 totalled R1,072m
(31 December 2001: R877m), equivalent to $94m (31 December 2001: $73m) at the rate of exchange ruling on that date.
4.       Although AngloGold holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is
currently entitled to receive 100% of the cash flow from the operation until a loan, extended to the joint venture by AngloGold North America Inc., is repaid.
5.       On 11 April 2002 AngloGold announced that all the remaining conditions precedent for the sale of its
Free State assets to African Rainbow Minerals Gold Limited and Harmony Gold Mining Company
Limited, through a jointly-owned company ("Freegold"), had been fulfilled.  The sale was effective from
1 January 2002.  In terms of the sale agreement, the consideration payable to AngloGold is R2.2bn plus an amount equal to any liability for tax payable by AngloGold pursuant to the sale of the Free State assets ("the additional amount").  The additional amount will be payable by Freegold to AngloGold, five days prior to any tax liability becoming due.
On 23 April 2002, AngloGold received a cash payment from Freegold of R1.8bn, together with interest calculated from 1 January 2002 to 22 April 2002 amounting to R55m.  The balance of R400m will be payable in cash on 1 January 2005.
6.
Dividend:  Final Dividend No. 91 of 1,100 South African cents per ordinary share was paid to registered shareholders on 4 March 2002.  A dividend was payable to holders of American Depositary Receipts
(ADRs) on 15 March at a rate of 49.06 US cents per American Depositary Share (ADS).  Each ADS represents one-half of an ordinary share.
7.
Directorate: On 29 April 2002, the Board of AngloGold approved the appointment of Mr David D
Barber, Financial Director of Anglo American Corporation of South Africa Limited as Mr Julian Ogilvie
Thompson's alternate.
By order of the Board
R M GODSELL
R P EDEY
Chairman and Chief Executive Officer
Deputy Chairman
29 April 2002
NOTES

GROUP OPERATING RESULTS
Issued Capital:
111,057,269 ordinary shares of 50 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Weighted average:
110,385,264 ordinary shares in issue for the period
Statistics are shown in metric units and financial figures in South African rand.
Quarter
Quarter
Year
ended
ended
ended
March
December
December
2002
2001
2001
GOLD
UNDERGROUND OPERATIONS
Tonnes milled
- 000
- reef
3,088

4,393

17,929

- waste
-

23

25

- total
3,088

4,416

17,954

Yield
- g/t
- reef
 8.64

 8.20

 8.21

- waste
-

-

 0.08

- average
 8.64

 8.15

 8.20

Gold produced
- kg
- reef
26,687

36,012

147,248

- waste
-

-

2

- total
26,687

36,012

147,250

PRODUCTIVITY
g/employee
- target
237

228

219

- actual
232

220

214

SURFACE AND DUMP RECLAMATION
Tonnes treated
- 000
9,621

11,668

50,355

Yield
- g/t
 0.31

 0.32

 0.32

Gold produced
- kg
3,021

3,692

15,976

OPEN-PIT OPERATIONS
Tonnes mined
- 000
24,828

24,485

85,790

Stripping ratio *
 3.21

 2.80

 2.17

Tonnes treated
- 000
5,896

6,446

27,042

Yield
- g/t
 2.22

 2.14

 2.00

Gold produced
- kg
13,108

13,767

53,977

TOTAL
Gold produced
- kg
42,816

53,471

217,203

Gold sold
- kg
42,630

53,777

217,862

Price received
- R/kg sold **
106,181

92,169

79,523

Total cash costs
- R/kg produced
56,033

51,710

48,828

Total production costs
- R/kg produced
69,653

62,995

58,579

CAPITAL EXPENDITURE
 - mining direct
 514

 721

2 175

 - other
 74

 94

 392

 588

 815

2 567

* Stripping ratio = (tonnes mined - tonnes treated) / tonnes treated
** Price received incudes realised non-hedge derivative gains (losses)

GROUP OPERATING RESULTS
Issued Capital:
111,057,269 ordinary shares of 50 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Weighted average:
110,385,264 ordinary shares in issue for the period
Statistics are shown in imperial units and financial figures in US dollars.
Quarter
Quarter
Year
ended
ended
ended
March
December
December
2002
2001
2001
GOLD
UNDERGROUND OPERATIONS
Tons milled
- 000
- reef
3,404

4,842

19,764

- waste
-

26

28

- total
3,404

4,868

19,792

Yield
- oz/t
- reef
 0.252

 0.239

 0.240

- waste
-

-

-

- average
 0.252

 0.238

 0.239

Gold produced
- oz 000 - reef
858

1,158

4,734

- waste
-

-

-

- total
858

1,158

4,734

PRODUCTIVITY
oz/employee
- target
 7.62

 7.32

 7.05

- actual
 7.47

 7.09

 6.87

SURFACE AND DUMP RECLAMATION
Tons treated
- 000
10,606

12,862

55,506

Yield
- oz/t
 0.009

 0.009

 0.009

Gold produced
- oz 000
97

119

514

OPEN-PIT OPERATIONS
Tons mined
- 000
27,368

26,990

94,567

Stripping ratio *
 3.21

 2.80

 2.17

Tons treated
- 000
6,499

7,105

29,808

Yield
- oz/t
 0.065

 0.062

 0.058

Gold produced
- oz 000
422

442

1,735

TOTAL
Gold produced
- oz 000
1,377

1,719

6,983

Gold sold
- oz 000
1,371

1,729

7,004

Price received
- $/oz sold **
287

279

287

Total cash costs
- $/ounce produced
151

159

178

Total production costs
- $/ounce produced
188

193

213

Rand/US Dollar average exchange rate
 11.51

 10.18

 8.62

CAPITAL EXPENDITURE
 - mining direct
 45

 73

 252

 - other
 6

 9

 46

 51

 82

 298

* Stripping ratio = (tons mined - tons treated) / tons treated
** Price received incudes realised non-hedge derivative gains (losses)

GROUP INCOME STATEMENT
Quarter
Quarter
Year
ended
ended
ended
March
December
December
SA Rand million
2002
2001
2001
Gold income
4,291

5,069

17,590

Cost of sales
(2,932)

(3,448)

(12,973)

Cash operating costs
2,378

2,732

10,454

Other cash costs
56

59

240

Total cash costs
2,434

2,791

10,694

Retrenchment costs
14

32

185

Rehabilitation and other non-cash costs
15

55

123

Production costs
2,463

2,878

11,002

Amortisation of mining assets
577

538

1,884

Total production costs
3,040

3,416

12,886

Inventory change
(108)

32

87

Operating profit
1,359

1,621

4,617

Realised non-hedge derivative gains (losses)
337

(20)

30

Operating profit including realised non-hedge derivatives
1,696

1,601

4,647

Corporate administration and other expenses
(51)

(42)

(174)

Market development costs
(44)

(39)

(133)

Research and development costs
(3)

(5)

(20)

Exploration costs
(70)

(76)

(228)

Interest receivable
93

62

176

Other net (expense) income
(14)

(3)

1

Finance costs
(133)

(143)

(608)

Unrealised non-hedge derivative gains (losses)
72

47

(126)

Profit before exceptional items
1,546

1,402

3,535

Amortisation of goodwill
(81)

(89)

(259)

Debt written-off
-

-

(21)

Impairment of mining assets
-

-

(3)

Loss on disposal of assets
(132)

-

(32)

Impairment reversal of investments
-

67

67

Termination of retirement benefit plans
-

(54)

(54)

Profit on ordinary activities before taxation
1,333

1,326

3,233

Taxation
(491)

(410)

(983)

Normal and deferred taxation
(415)

(410)

(1,055)

Deferred tax on unrealised non-hedge derivatives
(29)

-

66

Taxation on exceptional items
(47)

-

6

Profit on ordinary activities after taxation
842

916

2,250

Minority interest
(32)

(21)

(70)

Net profit
810

895

2,180

Headline earnings
The net profit has been adjusted by the following
to arrive at headline earnings:
Net profit
810

895

2,180

Amortisation of goodwill
81

89

259

Debt written-off
-

-

21

Impairment of mining assets
-

-

3

Loss on disposal of assets
132

-

32

Impairment reversal of investments
-

(67)

(67)

Termination of retirement benefit plans
-

54

54

Taxation on exceptional items
47

-

(6)

Headline earnings
1,070

971

2,476

Unrealised non-hedge derivative (gains) losses
(72)

(47)

126

Deferred tax on unrealised non-hedge derivatives
29

-

(66)

Headline earnings before unrealised non-hedge derivatives
1,027

924

2,536

Earnings per ordinary share - cents
    - Basic
734

835

2,035

    - Headline
969

906

2,311

    - Headline before unrealised non-hedge derivatives
930

862

2,367

Dividends declared
    - Rm
1,974

    - cents per share
1,800
"The results have been prepared in accordance with International Accounting Standards."

GROUP INCOME STATEMENT
Quarter
Quarter
Year
ended
ended
ended
March
December
December
US Dollar million
2002
2001
2001
Gold income
 373

 493

2 041

Cost of sales
(255)

(340)

(1 519)

Cash operating costs
 206

 270

1 226

Other cash costs
 5

 6

 29

Total cash costs
 211

 276

1 255

Retrenchment costs
 1

 3

 22

Rehabilitation and other non-cash costs
 2

 5

 13

Production costs
 214

 284

1 290

Amortisation of mining assets
 50

 53

 220

Total production costs
 264

 337

1 510

Inventory change
(9)

 3

 9

Operating profit
 118

 153

 522

Realised non-hedge derivative gains (losses)
 29

(2)

 5

Operating profit including realised non-hedge derivatives
 147

 151

 527

Corporate administration and other expenses
(4)

(4)

(20)

Market development costs
(4)

(4)

(16)

Research and development costs
-

-

(2)

Exploration costs
(6)

(7)

(26)

Interest receivable
 8

 6

 20

Other net (expense) income
(1)

-

(1)

Finance costs
(12)

(14)

(72)

Unrealised non-hedge derivative gains (losses)
 6

 8

(10)

Profit before exceptional items
 134

 136

 400

Amortisation of goodwill
(7)

(9)

(29)

Debt written-off
-

-

(3)

Impairment of mining assets
-

-

(1)

Loss on disposal of assets
(11)

-

(4)

Impairment reversal of investments
-

 6

 6

Termination of retirement benefit plans
-

(5)

(5)

Profit on ordinary activities before taxation
 116

 128

 364

Taxation
(43)

(40)

(111)

Normal and deferred taxation
(37)

(38)

(116)

Deferred tax on unrealised non-hedge derivatives
(2)

(2)

 5

Taxation on exceptional items
(4)

-

-

Profit on ordinary activities after taxation
 73

 88

 253

Minority interest
(2)

(2)

(8)

Net profit
 71

 86

 245

Headline earnings
The net profit has been adjusted by the following
to arrive at headline earnings:
Net profit
 71

 86

 245

Amortisation of goodwill
 7

 9

 29

Debt written-off
-

-

 3

Impairment of mining assets
-

-

 1

Loss on disposal of assets
 11

-

 4

Impairment reversal of investments
-

(6)

(6)

Termination of retirement benefit plans
-

 5

 5

Taxation on exceptional items
 4

-

-

Headline earnings
 93

 94

 281

Unrealised non-hedge derivative (gains) losses
(6)

(8)

 10

Deferred tax on unrealised non-hedge derivatives
 2

 2

(5)

Headline earnings before unrealised non-hedge derivatives
 89

 88

 286

Earnings per ordinary share - cents
    - Basic
64

80

229

    - Headline
84

88

262

    - Headline before unrealised non-hedge derivatives
81

82

267

Dividends declared
    - $m
198

    - cents per share
181
"The results have been prepared in accordance with International Accounting Standards."

GROUP BALANCE SHEET
March
December
March
December
2002
2001
2002
2001
SA Rand million
US Dollar million
ASSETS
Non-current assets
21,315

24,606

Mining assets
1,878

2,057

4,438

4,652

Goodwill
391

389

154

151

Investments in associates
13

13

141

275

Other investments
12

23

228

460

AngloGold Environmental Rehabilitation Trust
20

38

507

204

Other non-current assets
45

17

26,783

30,348

2,359

2,537

Current assets
3,794

2,284

Cash and cash equivalents
334

191

2,717

2,906

Financial derivatives
239

243

4,502

1,867

Trade and other receivables *
397

156

1,924

1,948

Inventories
170

163

106

109

Current portion of other non-current assets
9

9

13,043

9,114

1,149

762

39,826

39,462

Total assets
3,508

3,299

EQUITY AND LIABILITIES
12,820

13,357

Shareholders' equity **
1,130

1,117

335

355

Minority interests
29

30

13,155

13,712

1,159

1,147

Non-current liabilities
8,388

4,192

Borrowings
739

350

2,163

2,573

Provisions
191

215

2,571

3,423

Deferred taxation
226

286

13,122

10,188

1,156

851

Current liabilities
6,176

4,901

Financial derivatives
544

410

2,995

2,464

Trade and other payables
264

206

2,863

7,619

Current portion of borrowings
252

637

1,515

578

Taxation
133

48

13,549

15,562

1,193

1,301

39,826

39,462

Total equity and liabilities
3,508
"The results have been prepared in accordance with International Accounting Standards."
3,299

* Includes accrual of proceeds from the disposal of Free State assets
** Shareholders' equity is analysed in the Statement of Changes in Shareholders' Equity on page 18.

GROUP CASH FLOW STATEMENT
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2002
2001
2001
2002
2001
2001
SA Rand million
US Dollar million
 Cash flows from operating activities
2,020

1,675

5,473

 Cash generated from operations
174

186

673

93

62

176

 Interest receivable
8

6

20

 Contribution to AngloGold Environmental
-

(85)

(85)

 Rehabilitation Trust
-

(10)

(10)

-

3

11

 Dividends received from associates
-

-

1

(116)

(143)

(613)

 Finance costs
(10)

(14)

(73)

(68)

(410)

(897)

 Mining and normal taxation paid
(6)

(40)

(111)

(1,223)

(3)

(1,447)

 Dividends paid
(109)

-

(167)

706

1,099

2,618

 Net cash inflow from operating activities
57

128

333

 Cash flows from investing activities
(588)

(815)

(2,567)

 Capital expenditure
(51)

(82)

(298)

1

56

63

 Proceeds from disposal of mining assets
-

5

6

 Proceeds from sale of investments through
-

-

878

 disposal of mines
-

-

109

(268)

(27)

(35)

 Investments acquired
(23)

(3)

(4)

1,825

4

4

 Proceeds from sale of investments
158

-

-

(43)

-

(37)

 Loans advanced
(4)

-

(4)

21

137

367

 Repayment of loans advanced
2

14

43

948

(645)

(1,327)
             Net cash inflow (outflow) from investing
activities                                                                                            82

(66)

(148)

 Cash flows from financing activities
68

51

85

 Proceeds from issue of share capital
6

5

7

(110)

-

-

 Share issue expenses
(10)

-

-

4,461

192

2,381

 Proceeds from borrowings
387

19

276

(4,475)

(354)

(3,567)

 Repayment of borrowings
(389)

(35)

(414)

(56)

(111)

(1,101)
             Net cash outflow from financing
activities                                                                                           (6)

(11)

(131)

1,598

343

190

 Net increase in cash and cash equivalents
133

51

54

(88)

404

617

 Translation
10

(30)

(58)

2,284

1,537

1,477

 Opening cash and cash equivalents
191

170

195

3,794

2,284

2,284

 Closing cash and cash equivalents
334
"The results have been prepared in accordance with International Accounting Standards."
191

191

Refer to page 18 for notes to the cash flow statement.

NOTES TO THE CASH FLOW STATEMENT
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2002
2001
2001
2002
2001
2001
Cash generated from operations
1,333

1,326

3,233

Profit on ordinary activities before taxation
116

128

364

Adjusted for:
(56)
                 256
                 324

Non-cash movements
(5)

22

31

577

538

1,884

Amortisation of mining assets
50

53

220

(93)

(62)

(176)

Interest receivable
(8)

(6)

(20)

(3)
                    (8)
                    (16)

Other net (income) expense
-

(1)

(1)

133

143

608

Finance costs
12

14

72

(98)

(7)

(53)

Movement on non-hedge derivatives
(9)

(5)

(12)

81

89

259

Amortisation of goodwill
7

9

29

-

-

21

Debt written off
-

-

3

-

-

3

Impairment of mining assets
-

-

1

-

(67)

(67)

Impairment reversal of investments
-

(6)

(6)

132

-

32

Loss on disposal of assets
11

-

4

-

54

54

Termination of retirement benefit plans
-

5

5

14

(587)

(633)

Movement in working capital
-

(27)

(17)

2,020

1,675

5,473

174

186

673

Movement in working capital:
(402)

(399)

(193)

(Increase) decrease in trade and other receivables
(53)

8

65

(78)

(300)

(551)

(Increase) decrease in inventories
(16)

21

22

494

112

111

Increase (decrease) in trade and other payables
69

(56)

(104)

14

(587)

(633)

-

(27)

(17)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Ordinary
Non -
Foreign
Other
Retained
Total
share
distributable
currency
compre-
earnings
capital and
reserves
translation
hensive
premium
income
US Dollar million
Balance at 31 December 2001
681

12

250

(88)

262

1,117

Movement on other comprehensive income
(116)

-

(116)

Net profit
71

71

Dividends paid
(107)

(107)

Ordinary shares issued
120

120

Transfer from non-distributable reserves
-

-

-

Translation
38

-

(7)

14

45

Balance at 31 March 2002
839

12

243

(204)

240

1,130

SA Rand million
Balance at 31 December 2001
8,140

143

2,999

(1,057)

3,132

13,357

Movement on other comprehensive income
(1,259)

(1,259)

Net profit
810

810

Dividends paid
(1,223)

(1,223)

Ordinary shares issued
1,384

1,384

Transfer from non-distributable reserves
(3)

3

-

Translation
(249)

-

(249)

Balance at 31 March 2002
9,524

140

2,750
"The results have been prepared in accordance with International Accounting Standards."
(2,316)

2,722

12,820

 US Dollar million
 SA Rand million

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2002
2001
2001
2002
2001
2001
SA Rand / Metric
Capital expenditure - Rm
Capital expenditure - $m
SOUTH AFRICAN REGION
183.5

277.4

834.7

16.0

26.9

95.6

VAAL RIVER
Great Noligwa Mine
4.6

5.5

10.3

0.4

0.6

1.2

Kopanang Mine
12.8

14.2

26.0

1.1

1.4

2.8

Tau Lekoa Mine
0.9

7.5

20.4

0.1

0.6

2.2

Moab Khotsong
93.8

100.7

369.4

8.2

10.1

43.2

ERGO
-

(0.2)

0.8

-

-

0.1

FREE STATE
Bambanani Mine
-

14.6

28.9

-

1.2

3.0

Tshepong Mine
-

0.6

0.6

-

0.1

0.1

Matjhabeng Mine
-

-

-

-

-

-

Joel Mine
-

8.2

37.4

-

0.9

4.5

WEST WITS
TauTona Mine
10.5

21.9

63.7

0.9

2.1

7.2

Savuka Mine
5.0

4.1

4.1

0.4

0.4

0.4

Mponeng Mine
55.9

100.3

261.1

4.9

9.5

29.4

Elandsrand Mine
-

-

12.0

-

-

1.5

WEST & EAST AFRICA
63.0

64.6

287.2

5.4

5.5

33.1

& NAMIBIA REGION
Navachab
4.1

3.9

5.4

0.4

0.3

0.5

Sadiola - Attributable 38%
29.3

29.5

54.9

2.5

2.9

6.0

Morila - Attributable 40%
2.7

28.7

99.9

0.2

2.6

11.4

Geita - Attributable 50%
16.1

(10.9)

62.3

1.4

(1.1)

7.9

Yatela
10.8

13.4

64.7

0.9

0.8

7.3

NORTH AMERICAN REGION
255.2

357.1

835.5

22.1

34.0

92.8

Cripple Creek & Victor J.V.
225.5

339.0

745.5

19.5

32.3

82.2

Jerritt Canyon J.V. - Attributable 70%
29.7

18.9

90.1

2.6

1.8

10.6

Exploration
-

(0.8)

(0.1)

-

(0.1)

-

SOUTH AMERICAN REGION
57.4

52.4

200.2

5.0

5.0

23.3

Morro Velho
33.8

20.5

84.4

2.9

2.0

9.9

Serra Grande - Attributable 50%
9.7

6.8

25.3

0.9

0.7

2.9

Cerro Vanguardia - Attributable 46.25%
1.0

5.4

38.4

0.1

0.5

4.6

Minorities and exploration
12.9

19.7

52.1

1.1

1.8

5.9

AUSTRALIAN REGION
28.3

45.3

351.9

2.5

4.6

42.6

Sunrise Dam
18.6

28.1

310.5

1.6

2.8

37.9

Boddington - Attributable 33.33%
1.4

2.0

5.6

0.1

0.1

0.6

Tanami - Attributable 40%
0.3

1.5

3.4

-

0.2

0.4

Union Reefs
-

-

1.8

-

-

0.3

Brocks Creek
-

-

0.2

-

-

-

Exploration
8.0

13.7

30.4

0.8

1.5

3.4

Other
0.6

18.2

57.5

-

6.0

10.6

ANGLOGOLD GROUP TOTAL
588

815

2,567

51

82

298

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2002
2001
2001
2002
2001
2001
SA Rand / Metric
Yield - g/t
Gold produced - kg
SOUTH AFRICAN REGION *
8.80

8.18

8.20

26,036

35,448

145,247

VAAL RIVER
Great Noligwa Mine
11.65

12.02

12.34

7,245

7,538

31,224

Kopanang Mine
7.35

6.78

7.40

3,715

3,608

15,381

Tau Lekoa Mine
4.65

4.56

4.42

2,226

2,317

8,899

Surface Operations
0.56

0.53

0.53

798

562

2,842

ERGO
0.27

0.26

0.25

2,223

2,547

10,314

FREE STATE
Bambanani Mine
-

8.06

7.86

-

3,140

12,816

Tshepong Mine
-

7.97

8.20

-

3,021

11,898

Matjhabeng Mine
-

9.49

7.75

-

1,366

5,841

Joel Mine
-

3.66

3.56

-

915

3,959

Surface Operations
-

0.64

0.75

-

583

2,765

WEST WITS
TauTona Mine
12.03

11.23

11.94

4,960

4,781

19,355

Savuka Mine
7.84

7.57

7.97

1,830

1,835

7,476

Mponeng Mine
8.40

8.43

7.71

3,039

3,236

11,386

Elandsrand Mine
-

-

6.13

-

-

620

Deelkraal Mine
-

-

7.55

-

-

417

Surface Operations
-

-

0.94

-

-

54

EAST & WEST AFRICA REGION
3.66

3.58

3.71

7,044

7,254

26,992

Navachab
2.08

2.02

2.04

671

723

2,694

Sadiola - Attributable 38%
3.45

3.45

3.13

1,546

1,724

6,336

Morila - Attributable 40%
6.31

5.79

6.87

1,850

1,796

7,848

Geita - Attributable 50%
3.60

3.60

3.70

2,159

2,148

8,485

Yatela - Attributable 40%
3.11

3.28

3.33

818

863

1,629

NORTH AMERICAN REGION
1.18

1.25

1.27

2,942

3,307

15,436

Cripple Creek & Victor J.V.
0.58

0.58

0.59

1,331

1,401

6,656

Jerritt Canyon J.V. - Attributable 70%
8.57

8.86

9.41

1,611

1,906

8,780

SOUTH AMERICAN REGION
7.68

7.89

7.82

3,179

3,599

13,709

Morro Velho
6.48

6.85

6.63

1,435

1,740

6,511

Serra Grande - Attributable 50%
7.74

7.53

8.08

727

704

2,991

10.33

10.62

10.51

1,017

1,155

4,207

AUSTRALIAN REGION
2.35

2.09

1.97

3,615

3,863

15,819

Sunrise Dam
3.07

3.13

3.81

2,638

2,378

9,177

Boddington - Attributable 33.33%
-

1.09

0.92

43

531

2,425

Tanami - Attributable 40%
-

-

1.81

-

26

669

Union Reefs
1.38

1.53

1.36

934

928

3,548

ANGLOGOLD GROUP
42,816

53,471

217,203

* Yield excludes surface operations.
Cerro Vanguardia - Attributable 46.25%

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2002
2001
2001
2002
2001
2001
SA Rand / Metric
Productivity per employee - g
Gold sold - kg
SOUTH AFRICAN REGION
26,005

35,541

145,611

VAAL RIVER
Great Noligwa Mine
262

266

273

7,240

7,535

31,334

Kopanang Mine
164

158

167

3,712

3,606

15,432

Tau Lekoa Mine
162

171

169

2,225

2,316

8,933

Surface Operations
488

391

438

798

562

2,842

ERGO
636

708

692

2,223

2,546

10,336

FREE STATE
Bambanani Mine
-

162

155

-

3,140

12,832

Tshepong Mine
-

221

215

-

3,021

11,909

Matjhabeng Mine
-

171

142

-

1,366

5,850

Joel Mine
-

124

104

-

1,020

4,056

Surface Operations
-

310

471

-

583

2,765

WEST WITS
TauTona Mine
284

271

265

4,949

4,778

19,360

Savuka Mine
131

140

144

1,826

1,834

7,478

Mponeng Mine
184

197

173

3,032

3,234

11,388

Elandsrand Mine
-

-

104

-

-

623

Deelkraal Mine
-

-

123

-

-

419

Surface Operations
-

-

-

-

-

54

EAST & WEST AFRICA REGION
6,917

7,303

27,126

Navachab
653

688

648

671

723

2,694

Sadiola - Attributable 38%
2,812

2,576

2,391

1,454

1,744

6,249

Morila - Attributable 40%
2,842

2,786

3,586

1,850

1,796

7,848

Geita - Attributable 50%
1,437

1,889

1,916

2,159

2,148

8,485

Yatela - Attributable 40%
1,608

1,905

1,802

783

892

1,850

NORTH AMERICAN REGION
2,942

3,307

15,436

Cripple Creek & Victor J.V.
1,421

1,666

1,997

1,331

1,401

6,656

Jerritt Canyon J.V. - Attributable 70%
1,875

2,223

2,539

1,611

1,906

8,780

SOUTH AMERICAN REGION
3,158

3,669

14,101

Morro Velho
382

396

380

1,395

1,798

6,892

Serra Grande - Attributable 50%
929

895

953

728

710

3,044

1,905

2,128

1,947

1,035

1,161

4,165

AUSTRALIAN REGION
3,608

3,957

15,588

Sunrise Dam
2,748

2,624

2,591

2,620

2,345

8,912

Boddington - Attributable 33.33%
403

2,025

1,553

53

614

2,465

Tanami - Attributable 40%
-

1,257

1,055

-

25

659

Union Reefs
1,763

1,883

1,795

935

973

3,552

ANGLOGOLD GROUP
42,630

53,777

217,862

Cerro Vanguardia - Attributable 46.25%

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2002
2001
2001
2002
2001
2001
SA Rand / Metric
Total cash costs - R/kg
Total production costs - R/kg
SOUTH AFRICAN REGION
50,471

49,757

50,065

56,640

56,039

56,121

VAAL RIVER
Great Noligwa Mine
37,007

31,027

33,068

40,474

33,922

35,453

Kopanang Mine
50,121

46,062

48,121

56,387

52,001

52,844

Tau Lekoa Mine
63,346

55,573

55,545

75,136

64,162

63,265

Surface Operations
41,114

50,320

42,632

44,031

50,330

42,637

ERGO
58,904

60,243

58,884

64,963

63,775

62,528

FREE STATE
Bambanani Mine
-

67,205

63,153

-

74,830

69,804

Tshepong Mine
-

50,940

48,938

-

60,483

57,971

Matjhabeng Mine
-

54,842

63,542

-

62,481

80,046

Joel Mine
-

89,352

93,463

-

106,807

114,912

Surface Operations
-

53,467

45,938

-

53,467

46,163

WEST WITS
TauTona Mine
44,662

43,917

42,347

47,863

47,569

45,482

Savuka Mine
77,211

73,341

68,209

80,699

75,105

71,727

Mponeng Mine
63,200

56,391

61,221

78,968

72,043

75,669

Elandsrand Mine
-

-

90,300

-

-

90,373

Deelkraal Mine
-

-

82,790

-

-

83,180

Surface Operations
-

-

2,817

-

-

2,817

EAST & WEST AFRICA REGION
47,001

45,298

36,083

67,806

61,199

51,704

Navachab
42,934

46,068

45,101

46,727

50,139

48,670

Sadiola - Attributable 38%
49,523

42,920

36,356

74,601

63,430

54,393

Morila - Attributable 40%
36,992

38,573

28,533

66,345

63,085

49,201

Geita - Attributable 50%
57,593

53,944

41,123

74,433

60,099

53,428

Yatela - Attributable 40%
52,986

50,163

45,083

70,309

72,468

63,362

NORTH AMERICAN REGION
94,122

77,058

58,213

133,867

108,322

80,388

Cripple Creek & Victor J.V.
73,681

69,780

51,837

117,112

102,678

76,845

Jerritt Canyon J.V. - Attributable 70%
108,780

80,818

61,555

145,478

110,878

81,580

SOUTH AMERICAN REGION
46,313

40,627

37,135

73,383

69,407

57,905

Morro Velho
53,887

39,884

35,351

78,812

73,664

55,628

Serra Grande - Attributable 50%
40,248

36,621

29,729

61,904

55,620

45,781

34,557

41,366

36,799

66,730

66,739

60,295

AUSTRALIAN REGION
72,674

59,481

53,382

92,875

74,612

65,369

Sunrise Dam
66,094

53,367

42,916

84,073

68,677

56,193

Boddington - Attributable 33.33%
52,041

49,985

51,119

93,763

56,176

57,475

Tanami - Attributable 40%
-

-

70,894

-

67,499

86,105

Union Reefs
83,441

78,059

64,208

105,235

93,185

74,426

ANGLOGOLD GROUP
56,033

51,710

48,828

69,653

62,995

58,579

Cerro Vanguardia - Attributable 46.25%

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2002
2001
2001
2002
2001
2001
SA Rand / Metric
Operating profit - Rm
Operating profit non-hedge - Rm *
SOUTH AFRICAN REGION
VAAL RIVER
Great Noligwa Mine
359.0

402.6

1,270.4

444.0

411.7

1,288.2

Kopanang Mine
126.4

123.9

361.9

170.0

128.3

370.6

Tau Lekoa Mine
36.9

52.4

89.4

63.0

55.2

94.5

Surface Operations
36.5

22.9

100.9

45.9

23.6

102.5

ERGO
55.9

57.9

137.0

82.0

61.0

142.9

FREE STATE
Bambanani Mine
-

32.8

82.2

-

36.6

89.5

Tshepong Mine
-

72.9

221.5

-

76.6

228.2

Matjhabeng Mine
-

17.1

(37.7)

-

18.8

(34.4)

Joel Mine
-

(0.5)

(62.0)

-

0.7

(59.7)

Surface Operations
-

21.0

105.3

-

21.7

106.9

WEST WITS
TauTona Mine
215.5

185.7

592.5

273.6

191.5

603.5

Savuka Mine
18.8

15.5

29.8

40.2

17.7

34.0

Mponeng Mine
37.8

51.5

13.9

73.4

55.4

20.4

Elandsrand Mine
-

-

(14.0)

-

-

(13.6)

Deelkraal Mine
-

-

(6.4)

-

-

(6.2)

Surface Operations
-

-

3.6

-

-

3.6

EAST & WEST AFRICA REGION
Navachab
36.8

30.3

76.4

36.8

30.3

76.4

Sadiola - Attributable 38%
48.0

70.4

188.4

50.0

68.8

186.7

Morila - Attributable 40%
74.3

53.9

209.6

74.3

53.9

209.6

Geita - Attributable 50%
66.7

82.5

224.1

69.6

80.5

221.8

Yatela
29.9

18.2

41.0

29.9

18.2

41.0

NORTH AMERICAN REGION
Cripple Creek & Victor J.V.
10.9

17.9

87.9

10.9

17.9

87.9

Jerritt Canyon J.V. - Attributable 70%
(24.9)

(4.9)

58.8

(24.9)

(4.9)

58.8

SOUTH AMERICAN REGION
Morro Velho
68.5

65.6

230.3

73.7

56.7

240.9

Serra Grande - Attributable 50%
45.7

39.0

132.9

48.4

35.5

137.6

Cerro Vanguardia - Attributable 46.25%
55.3

57.2

126.9

59.2

51.5

133.3

AUSTRALIAN REGION
Sunrise Dam
47.6

67.6

224.8

58.3

43.1

184.7

Boddington - Attributable 33.33%
-

21.7

52.2

0.2

15.3

41.1

Tanami - Attributable 40%
(2.3)

(6.1)

(12.0)

(2.3)

(6.4)

(15.0)

Union Reefs
(2.9)

14.9

22.9

0.9

4.7

6.9

Brocks Creek
-

0.1

(0.5)

-

0.1

(0.5)

Other
18.6

37.0

65.0

18.6

37.0

65.0

ANGLOGOLD GROUP TOTAL
1,359

1,621

4,617

1,696

1,601

4,647

* Operating profit including realised
non-hedge derivative gains (losses)

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2002
2001
2001
2002
2001
2001
US Dollar / Imperial
Yield - oz/t
Gold produced - oz 000
SOUTH AFRICAN REGION *
 0.257

 0.239

 0.239

837

1,140

4,670

VAAL RIVER
Great Noligwa Mine
 0.340

 0.351

 0.360

 233

 242

1 004

Kopanang Mine
 0.214

 0.198

 0.216

 119

 116

 494

Tau Lekoa Mine
 0.136

 0.133

 0.129

 72

 74

 286

Surface Operations
 0.016

 0.016

 0.015

 26

 18

 91

ERGO
 0.008

 0.008

 0.007

 71

 82

 332

FREE STATE
Bambanani Mine
-

 0.235

 0.229

-

 101

 412

Tshepong Mine
-

 0.233

 0.239

-

 97

 383

Matjhabeng Mine
-

 0.277

 0.226

-

 44

 188

Joel Mine
-

 0.107

 0.104

-

 29

 127

Surface Operations
-

 0.019

 0.022

-

 19

 89

WEST WITS
TauTona Mine
 0.351

 0.328

 0.348

 159

 154

 622

Savuka Mine
 0.229

 0.221

 0.232

 59

 59

 240

Mponeng Mine
 0.245

 0.246

 0.225

 98

 104

 366

Elandsrand Mine
-

-

 0.179

-

-

 20

Deelkraal Mine
-

-

 0.220

-

-

 13

Surface Operations
-

-

 0.027

-

-

 2

EAST & WEST AFRICA REGION
 0.107

 0.104

 0.108

 227

 233

 868

Navachab
 0.061

 0.059

 0.060

 22

 23

 87

Sadiola - Attributable 38%
 0.101

 0.101

 0.091

 50

 55

 204

Morila - Attributable 40%
 0.184

 0.169

 0.200

 59

 58

 252

Geita - Attributable 50%
 0.105

 0.105

 0.108

 69

 69

 273

Yatela - Attributable 40%
 0.091

 0.096

 0.097

 27

 28

 52

NORTH AMERICAN REGION
 0.034

 0.036

 0.037

 95

 106

 496

Cripple Creek & Victor J.V.
 0.017

 0.017

 0.017

 43

 45

 214

Jerritt Canyon J.V. - Attributable 70%
 0.250

 0.259

 0.274

 52

 61

 282

SOUTH AMERICAN REGION
 0.224

 0.230

 0.228

 102

 116

 441

Morro Velho
 0.189

 0.200

 0.193

 46

 56

 209

Serra Grande - Attributable 50%
 0.226

 0.220

 0.236

 23

 22

 96

 0.301

 0.310

 0.307

 33

 38

 136

AUSTRALIAN REGION
 0.069

 0.061

 0.057

 116

 124

 508

Sunrise Dam
 0.089

 0.091

 0.111

 85

 76

 295

Boddington - Attributable 33.33%
-

 0.032

 0.027

 1

 17

 78

Tanami - Attributable 40%
-

-

 0.053

-

-

 21

Union Reefs
 0.040

 0.046

 0.040

 30

 31

 114

ANGLOGOLD GROUP
1,377

1,719

6,983

* Yield excludes surface operations.
Cerro Vanguardia - Attributable 46.25%

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2002
2001
2001
2002
2001
2001
US Dollar / Imperial
Productivity per employee - oz
Gold sold - oz 000
SOUTH AFRICAN REGION
836

1,143

4,682

VAAL RIVER
Great Noligwa Mine
8.42

8.55

8.77

233

242

1,007

Kopanang Mine
5.28

5.09

5.36

119

116

496

Tau Lekoa Mine
5.22

5.48

5.42

72

74

287

Surface Operations
15.69

12.58

14.09

26

18

91

ERGO
20.46

22.77

22.26

71

82

332

FREE STATE
Bambanani Mine
-

5.21

4.97

-

101

413

Tshepong Mine
-

7.11

6.90

-

97

383

Matjhabeng Mine
-

5.51

4.56

-

44

188

Joel Mine
-

3.99

3.35

-

33

131

Surface Operations
-

9.95

15.16

-

19

89

WEST WITS
TauTona Mine
9.12

8.70

8.51

159

154

623

Savuka Mine
4.22

4.50

4.64

59

59

241

Mponeng Mine
5.91

6.34

5.57

97

104

366

Elandsrand Mine
-

-

3.34

-

-

20

Deelkraal Mine
-

-

3.97

-

-

13

Surface Operations
-

-

-

-

-

2

EAST & WEST AFRICA REGION
222

235

872

Navachab
20.98

22.11

20.83

22

23

87

Sadiola - Attributable 38%
90.40

82.83

76.88

47

56

201

Morila - Attributable 40%
91.36

89.56

115.30

59

58

252

Geita - Attributable 50%
46.21

60.72

61.59

69

69

273

Yatela - Attributable 40%
51.69

61.26

57.94

25

29

59

NORTH AMERICAN REGION
95

106

496

Cripple Creek & Victor J.V.
45.69

53.57

64.21

43

45

214

Jerritt Canyon J.V. - Attributable 70%
60.29

71.47

81.63

52

61

282

SOUTH AMERICAN REGION
102

118

453

Morro Velho
12.27

12.72

12.21

45

57

221

Serra Grande - Attributable 50%
29.87

28.78

30.63

24

23

98

61.24

68.41

62.61

33

38

134

AUSTRALIAN REGION
116

127

501

Sunrise Dam
88.35

84.37

83.30

84

75

287

Boddington - Attributable 33.33%
12.94

65.09

49.94

2

20

79

Tanami - Attributable 40%
-

40.40

33.91

-

1

21

Union Reefs
56.63

60.56

57.70

30

31

114

ANGLOGOLD GROUP
1,371

1,729

7,004

Cerro Vanguardia - Attributable 46.25%

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2002
2001
2001
2002
2001
2001
US Dollar / Imperial
Total cash costs - $/oz
Total production costs - $/oz
SOUTH AFRICAN REGION
 136

 154

 184

 153

 173

 206

VAAL RIVER
Great Noligwa Mine
 100

 97

 122

 109

 105

 130

Kopanang Mine
 135

 144

 178

 152

 162

 195

Tau Lekoa Mine
 171

 173

 203

 203

 199

 231

Surface Operations
 111

 155

 157

 119

 155

 157

ERGO
 159

 185

 215

 175

 196

 229

FREE STATE
Bambanani Mine
-

 206

 230

-

 230

 255

Tshepong Mine
-

 156

 178

-

 185

 211

Matjhabeng Mine
-

 170

 236

-

 194

 299

Joel Mine
-

 275

 345

-

 329

 425

Surface Operations
-

 165

 167

-

 165

 168

WEST WITS
TauTona Mine
 121

 135

 154

 129

 146

 166

Savuka Mine
 209

 225

 248

 218

 230

 262

Mponeng Mine
 171

 173

 223

 213

 221

 275

Elandsrand Mine
-

-

 362

-

-

 363

Deelkraal Mine
-

-

 331

-

-

 333

Surface Operations
-

-

 13

-

-

 13

EAST & WEST AFRICA REGION
 127

 138

 129

 183

 187

 186

Navachab
 116

 142

 164

 126

 155

 177

Sadiola - Attributable 38%
 134

 131

 131

 202

 193

 196

Morila - Attributable 40%
 100

 117

 103

 179

 192

 177

Geita - Attributable 50%
 156

 163

 147

 201

 186

 194

Yatela - Attributable 40%
 143

 151

 149

 190

 216

 207

NORTH AMERICAN REGION
254

235

211

362

331

291

Cripple Creek & Victor J.V.
 199

 212

 187

 317

 312

 277

Jerritt Canyon J.V. - Attributable 70%
 294

 248

 223

 393

 341

 296

SOUTH AMERICAN REGION
125

123

134

198

208

208

Morro Velho
 146

 121

 127

 213

 218

 197

Serra Grande - Attributable 50%
 109

 111

 107

 167

 169

 166

 93

 126

 133

 180

 204

 218

AUSTRALIAN REGION
196

183

194

251

228

237

Sunrise Dam
 179

 162

 153

 227

 209

 201

Boddington - Attributable 33.33%
 140

 161

 190

 252

 179

 213

Tanami - Attributable 40%
-

-

 278

-

 214

 332

Union Reefs
 225

 237

 230

 284

 283

 267

ANGLOGOLD GROUP
151

159

178

188

193

213

Cerro Vanguardia - Attributable 46.25%

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2002
2001
2001
2002
2001
2001
US Dollar / Imperial
Operating profit - $m
Operating profit non-hedge - $m *
SOUTH AFRICAN REGION
VAAL RIVER
Great Noligwa Mine
31.2

38.5

145.5

38.6

39.3

147.5

Kopanang Mine
11.0

11.6

40.8

14.8

12.0

41.8

Tau Lekoa Mine
3.1

4.5

9.4

5.4

4.8

10.0

Surface Operations
3.3

2.2

11.9

4.1

2.3

12.1

ERGO
4.8

5.3

15.1

7.1

5.6

15.8

FREE STATE
Bambanani Mine
-

2.8

8.8

-

3.2

9.6

Tshepong Mine
-

6.7

24.9

-

7.0

25.7

Matjhabeng Mine
-

1.7

(5.3)

-

1.9

(4.9)

Joel Mine
-

(0.2)

(7.8)

-

(0.1)

(7.5)

Surface Operations
-

2.1

12.4

-

2.2

12.6

WEST WITS
TauTona Mine
18.8

17.8

67.8

23.9

18.3

69.0

Savuka Mine
1.6

1.4

3.1

3.5

1.6

3.6

Mponeng Mine
3.3

4.6

(0.2)

6.4

5.0

0.5

Elandsrand Mine
-

-

(1.8)

-

-

(1.8)

Deelkraal Mine
-

-

(0.8)

-

-

(0.8)

Surface Operations
-

-

0.5

-

-

0.5

EAST & WEST AFRICA REGION
Navachab
3.2

3.0

8.7

3.2

3.0

8.7

Sadiola - Attributable 38%
4.1

7.0

21.6

4.3

6.8

21.5

Morila - Attributable 40%
6.5

5.3

24.4

6.5

5.3

24.4

Geita - Attributable 50%
5.9

7.6

25.0

6.2

7.4

24.8

Yatela
2.7

1.8

4.6

2.7

1.8

4.6

NORTH AMERICAN REGION
Cripple Creek & Victor J.V.
1.0

1.7

10.4

1.0

1.7

10.4

Jerritt Canyon J.V. - Attributable 70%
(2.0)

(0.5)

7.6

(2.0)

(0.5)

7.6

SOUTH AMERICAN REGION
Morro Velho
6.0

6.5

27.2

6.5

5.4

28.6

Serra Grande - Attributable 50%
4.0

3.9

15.5

4.2

3.5

16.1

Cerro Vanguardia - Attributable 46.25%
4.8

5.4

14.1

5.1

4.7

14.9

AUSTRALIAN REGION
Sunrise Dam
4.0

5.9

25.4

4.9

3.9

21.4

Boddington - Attributable 33.33%
(0.1)

2.1

5.7

(0.1)

1.6

4.6

Tanami - Attributable 40%
(0.3)

(0.7)

(1.2)

(0.3)

(0.7)

(1.5)

Union Reefs
(0.3)

1.4

2.3

0.0

0.6

0.7

Brocks Creek
-

-

(0.1)

-

-

(0.1)

Other
1.4

3.6

6.5

1.4

3.6

6.5

ANGLOGOLD GROUP TOTAL
118

153

522

147

151

527

* Operating profit including realised
non-hedge derivative gains (losses)

SHAFT SINKING
Quarter
Quarter
Year
ended
ended
ended
March
December
December
2002
2001
2001
Statistics are shown in metric units
metres
MOAB KHOTSONG MINE
Main shaft
Advance
48

120

503

Depth to date (below collar)
3,091

3,043

3,043

Rock / ventilation sub-vertical shaft
Depth to date
939

939

939

Station cutting
-

3

10

MPONENG MINE
Sub Shaft 1
Depth to date
1,209

1,209

1,209

Sub Shaft Vent Shaft Deepening
Advance
-

-

23

Depth to date
27

27

27

Statistics are shown in imperial units
feet
MOAB KHOTSONG MINE
Main shaft
Advance
159

392

1,651

Depth to date (below collar)
10,142

9,984

9,984

Rock / ventilation sub-vertical shaft
Depth to date
3,080

3,080

3,080

Station cutting
-

10

33

MPONENG MINE
Sub Shaft 1
Depth to date
3,965

3,965

3,965

Sub Shaft Vent Shaft Deepening
Advance
-

-

76

Depth to date
89

89

89

DEVELOPMENT
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended March 2002
Statistics are shown in metric units
Advance
Sampled
metres           metres     channel
gold
uranium
width          g/t
cm.g/t
kg/t
cm.kg/t
cm
VAAL RIVER
Great Noligwa Mine
Vaal reef
4,984

600

102.30

33.28

3,405

1.44

146.89

"C" reef
19

-

-

-

-

-

-

Kopanang Mine
Vaal reef
6,869

456

14.00

88.43

1,238

4.23

59.17

Tau Lekoa Mine
Ventersdorp Contact reef
3,254

720

100.40

9.81

985

0.12

11.73

Moab Khotsong Mine
Vaal reef
1,430

-

-

-

-

-

-

WEST WITS
TauTona Mine
Ventersdorp Contact reef
86

-

-

-

-

-

-

Carbon Leader reef
4,175

70

22.50

171.07

3,849

1.98

44.52

Savuka Mine
Ventersdorp Contact reef
521

-

-

-

-

-

-

Carbon Leader reef
815

-

-

-

-

-

-

Mponeng Mine
Ventersdorp Contact reef
5,889

720

61.40

15.86

974

-

-

Statistics are shown in imperial units
Advance
Sampled
feet        feet
channel
gold
uranium
width            oz/t
ft.oz/t               lb/t
ft.lb/t
inches
VAAL RIVER
Great Noligwa Mine
Vaal reef
16,351

1,969

40.28

0.97

3.26

2.88

9.67

"C" reef
62

-

-

-

-

-

-

Kopanang Mine
Vaal reef
22,537

1,496

5.51

2.58

1.18

8.46

3.89

"C" reef
-

-

-

-

-

-

-

Tau Lekoa Mine
Ventersdorp Contact reef
10,677

2,362

39.53

0.29

0.94

0.24

0.79

Moab Khotsong Mine
Vaal reef
4,692

-

-

-

-

-

-

WEST WITS
TauTona Mine
Ventersdorp Contact reef
281

-

-

-

-

-

-

Carbon Leader reef
13,697

230

8.86

4.99

3.68

3.96

2.92

Savuka Mine
Ventersdorp Contact reef
1,710

-

-

-

-

-

-

Carbon Leader reef
2,674

-

-

-

-

-

-

Mponeng Mine
Ventersdorp Contact reef
19,321

2,362

24.17

0.46

0.93

-

-

SOUTH AFRICAN REGION
VAAL RIVER
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2002
2001
2001
2002
2001
2001
GREAT NOLIGWA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
102

107

424

1,098

1,156

4,564

Milled - 000
- tonnes / - tons
- reef
622

627

2,531

686

691

2,790

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
622

627

2,531

686

691

2,790

Yield
- g/t
/ - oz/t
- reef
11.65

12.02

12.34

0.340

0.351

0.360

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
11.65

12.02

12.34

0.340

0.351

0.360

Gold produced
- kg
/ - oz 000
- reef
7,245

7,538

31,224

233

242

1,004

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
7,245

7,538

31,224

233

242

1,004

Gold sold
- kg
/ - oz 000  - total
7,240

7,535

31,334

233

242

1,007

Price received
- R/kg
/ - $/oz
- sold
101,410

87,321

76,615

274

264

277

Total cash costs
- R
/ - $
- ton milled
431

373

408

34

34

44

- R/kg
/ - $/oz
- produced
37,007

31,027

33,068

100

97

122

Total production costs - R/kg
/ - $/oz
- produced
40,474

33,922

35,453

109

105

130

PRODUCTIVITY
per employee
- g
/ - oz
- target
 254

 254

 255

8.16

8.17

8.19

- actual
 262

 266

 273

8.42

8.55

8.77

per employee
- m2
/ - ft2
- target
3.44

3.76

3.69

37.04

40.45

39.76

- actual
3.69

3.79

3.71

39.72

40.78

39.88

FINANCIAL RESULTS (MILLION)
Gold income
649.2

648.9

2,382.9

56.4

63.2

277.4

Cost of sales
290.2

246.3

1,112.5

25.2

24.7

131.9

Cash operating costs
265.6

232.0

1,025.0

23.1

23.2

121.4

Other cash costs
2.5

1.9

7.6

0.2

0.2

0.9

Total cash costs
268.1

233.9

1,032.6

23.3

23.4

122.3

Retrenchment costs
1.9

3.7

9.6

0.2

0.3

1.1

Rehabilitation and other non-cash costs
2.1

3.2

6.9

0.2

0.3

0.8

Production costs
272.1

240.8

1,049.1

23.7

24.0

124.2

Amortisation of mining assets
21.1

14.9

57.9

1.8

1.5

6.8

Inventory change
(3.0)

(9.4)

5.5

(0.3)

(0.8)

0.9

Operating profit
359.0

402.6

1,270.4

31.2

38.5

145.5

Realised non-hedge derivative gains (losses)
85.0

9.1

17.8

7.4

0.8

2.0

Operating profit including realised non-hedge derivatives
444.0

411.7

1,288.2

38.6

39.3

147.5

Capital expenditure
4.6

5.5

10.3

0.4

0.6

1.2

SOUTH AFRICAN REGION
VAAL RIVER
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2002
2001
2001
2002
2001
2001
KOPANANG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
101

105

421

1,084

1,128

4,536

Milled - 000
- tonnes / - tons
- reef
506

532

2,079

557

586

2,291

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
506

532

2,079

557

586

2,291

Yield
- g/t
/ - oz/t
- reef
7.35

6.78

7.40

0.214

0.198

0.216

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
7.35

6.78

7.40

0.214

0.198

0.216

Gold produced
- kg
/ - oz 000
- reef
3,715

3,608

15,381

119

116

494

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
3,715

3,608

15,381

119

116

494

Gold sold
- kg
/ - oz 000  - total
3,712

3,606

15,432

119

116

496

Price received
- R/kg
/ - $/oz
- sold
101,896

87,423

76,483

276

265

277

Total cash costs
- R
/ - $
- ton milled
368

312

356

29

28

38

- R/kg
/ - $/oz
- produced
50,121

46,062

48,121

135

144

178

Total production costs - R/kg
/ - $/oz
- produced
56,387

52,001

52,844

152

162

195

PRODUCTIVITY
per employee
- g
/ - oz
- target
 173

 166

 165

5.57

5.35

5.31

- actual
 164

 158

 167

5.28

5.09

5.36

per employee
- m2
/ - ft2
- target
4.85

4.74

4.79

52.21

51.01

51.52

- actual
4.45

4.60

4.57

47.93

49.46

49.19

FINANCIAL RESULTS (MILLION)
Gold income
334.7

310.9

1,171.5

29.1

30.3

136.7

Cost of sales
208.3

187.0

809.6

18.1

18.7

95.9

Cash operating costs
184.3

164.7

734.3

16.0

16.6

87.1

Other cash costs
1.8

1.4

5.8

0.2

0.1

0.7

Total cash costs
186.1

166.1

740.1

16.2

16.7

87.8

Retrenchment costs
3.0

4.2

8.9

0.3

0.4

1.0

Rehabilitation and other non-cash costs
2.8

2.4

5.1

0.2

0.2

0.6

Production costs
191.9

172.7

754.1

16.7

17.3

89.4

Amortisation of mining assets
17.5

14.9

58.7

1.5

1.5

6.9

Inventory change
(1.1)

(0.6)

(3.2)

(0.1)

(0.1)

(0.4)

Operating profit
126.4

123.9

361.9

11.0

11.6

40.8

Realised non-hedge derivative gains (losses)
43.6

4.4

8.7

3.8

0.4

1.0

Operating profit including realised non-hedge derivatives
170.0

128.3

370.6

14.8

12.0

41.8

Capital expenditure
12.8

14.2

26.0

1.1

1.4

2.8

SOUTH AFRICAN REGION
VAAL RIVER
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2002
2001
2001
2002
2001
2001
TAU LEKOA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
92

98

388

987

1,056

4,176

Milled - 000
- tonnes / - tons
- reef
479

508

2,012

528

560

2,218

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
479

508

2,012

528

560

2,218

Yield
- g/t
/ - oz/t
- reef
4.65

4.56

4.42

0.136

0.133

0.129

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
4.65

4.56

4.42

0.136

0.133

0.129

Gold produced
- kg
/ - oz 000
- reef
2,226

2,317

8,899

72

74

286

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
2,226

2,317

8,899

72

74

286

Gold sold
- kg
/ - oz 000  - total
2,225

2,316

8,933

72

74

287

Price received
- R/kg
/ - $/oz
- sold
102,474

87,856

76,769

277

264

277

Total cash costs
- R
/ - $
- ton milled
295

253

246

23

23

26

- R/kg
/ - $/oz
- produced
63,346

55,573

55,545

171

173

203

Total production costs - R/kg
/ - $/oz
- produced
75,136

64,162

63,265

203

199

231

PRODUCTIVITY
per employee
- g
/ - oz
- target
 175

 196

 190

5.63

6.31

6.10

- actual
 162

 171

 169

5.22

5.48

5.42

per employee
- m2
/ - ft2
- target
7.25

7.87

7.77

77.99

84.68

83.64

- actual
6.69

7.22

7.35

71.96

77.72

79.16

FINANCIAL RESULTS (MILLION)
Gold income
201.9

200.7

680.7

17.5

19.4

79.0

Cost of sales
165.0

148.3

591.3

14.4

14.9

69.6

Cash operating costs
139.9

127.8

490.5

12.2

12.8

57.7

Other cash costs
1.1

0.9

3.8

0.1

0.1

0.5

Total cash costs
141.0

128.7

494.3

12.3

12.9

58.2

Retrenchment costs
2.1

3.4

7.1

0.2

0.3

0.8

Rehabilitation and other non-cash costs
2.0

1.6

3.4

0.2

0.2

0.4

Production costs
145.1

133.7

504.8

12.7

13.4

59.4

Amortisation of mining assets
22.1

14.9

58.2

1.9

1.5

6.8

Inventory change
(2.2)

(0.3)

28.3

(0.2)

-

3.4

Operating profit
36.9

52.4

89.4

3.1

4.5

9.4

Realised non-hedge derivative gains (losses)
26.1

2.8

5.1

2.3

0.3

0.6

Operating profit including realised non-hedge derivatives
63.0

55.2

94.5

5.4

4.8

10.0

Capital expenditure
0.9

7.5

20.4

0.1

0.6

2.2

SOUTH AFRICAN REGION
VAAL RIVER
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2002
2001
2001
2002
2001
2001
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
-

-

-

-

-

-

Milled - 000
- tonnes / - tons
- reclamation from rehabilitation
-

44

141

-

49

155

- waste
-

-

-

-

-

-

- surface and dump reclamation
1,416

1,009

5,211

1,561

1,113

5,744

 - total
1,416

1,053

5,352

1,561

1,162

5,899

Yield
- g/t
/ - oz/t
- reclamation from rehabilitation
-

1.20

1.42

-

0.035

0.041

- waste
-

-

-

-

-

-

- surface and dump reclamation
0.56

0.50

0.51

0.016

0.015

0.015

 - average
0.56

0.53

0.53

0.016

0.016

0.015

Gold produced
- kg
/ - oz 000
- reclamation from rehabilitation
-

53

200

-

2

6

- waste
-

-

-

-

-

-

- surface and dump reclamation
798

509

2,642

26

16

85

 - total
798

562

2,842

26

18

91

Gold sold
- kg
/ - oz 000  - total
798

562

2,842

26

18

91

Price received
- R/kg
/ - $/oz
- sold
102,096

87,752

75,766

275

266

278

Total cash costs *
- R
/ - $
- ton milled
23

25

22

2

2

2

- R/kg
/ - $/oz
- produced
41,114

50,320

42,632

111

155

157

Total production costs - R/kg
/ - $/oz
- produced
44,031

50,330

42,637

119

155

157

PRODUCTIVITY
per employee
- g
/ - oz
- target
 412

 315

 311

13.25

10.11

10.00

- actual
 488

 391

 438

15.69

12.58

14.09

per employee
- m2
/ - ft2
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

FINANCIAL RESULTS (MILLION)
Gold income
72.1

48.9

214.1

6.3

4.7

25.2

Cost of sales
35.6

26.0

113.2

3.0

2.5

13.3

Cash operating costs
32.8

25.5

112.3

2.8

2.5

13.3

Other cash costs
0.1

0.1

0.4

-

-

-

Total cash costs
32.9

25.6

112.7

2.8

2.5

13.3

Retrenchment costs
-

-

-

-

-

-

Rehabilitation and other non-cash costs
2.3

-

-

0.2

-

-

Production costs
35.2

25.6

112.7

3.0

2.5

13.3

Amortisation of mining assets
-

-

-

-

-

-

Inventory change
0.4

0.4

0.5

-

-

-

Operating profit
36.5

22.9

100.9

3.3

2.2

11.9

Realised non-hedge derivative gains (losses)
9.4

0.7

1.6

0.8

0.1

0.2

Operating profit including realised non-hedge derivatives
45.9

23.6

102.5

4.1

2.3

12.1

Moab Khotsong
Capital expenditure
93.8

100.7

369.4

8.2

10.1

43.2

* Excludes reclamation from rehabilitation

SOUTH AFRICAN REGION
ERGO
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2002
2001
2001
2002
2001
2001
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Material treated
- tonnes / - tons
- 000
8,205

9,700

41,273

9,044

10,692

45,496

Yield
- g/t
/ - oz/t
0.27

0.26

0.25

0.008

0.008

0.007

Gold produced
- kg
/ - oz 000
2,223

2,547

10,314

71

82

332

Gold sold
- kg
/ - oz 000
2,223

2,546

10,336

71

82

332

Price received
- R/kg
/ - $/oz
- sold
102,912

88,427

76,798

278

265

277

Total cash costs
- R
/ - $
- ton treated
16

16

15

1

1

2

- R/kg
/ - $/oz
- produced
58,904

60,243

58,884

159

185

215

Total production costs
- R/kg
/ - $/oz
- produced
64,963

63,775

62,528

175

196

229

PRODUCTIVITY
per employee
- g
/ - oz
- target
 535

 582

 605

17.21

18.71

19.46

- actual
 636

 708

 692

20.46

22.77

22.26

FINANCIAL RESULTS (MILLION)
Gold income
202.7

222.1

787.9

17.6

21.4

91.4

Cost of sales
146.8

164.2

650.9

12.8

16.1

76.3

Cash operating costs
130.0

152.8

605.0

11.3

15.1

71.1

Other cash costs
1.0

0.6

2.4

0.1

0.1

0.3

Total cash costs
131.0

153.4

607.4

11.4

15.2

71.4

Retrenchment costs
0.9

1.2

2.3

0.1

0.1

0.2

Rehabilitation and other non-cash costs
8.6

3.7

15.1

0.7

0.4

1.8

Production costs
140.5

158.3

624.8

12.2

15.7

73.4

Amortisation of mining assets
4.0

4.1

20.2

0.4

0.4

2.4

Inventory change
2.3

1.8

5.9

0.2

-

0.5

Operating profit
55.9

57.9

137.0

4.8

5.3

15.1

Realised non-hedge derivative gains (losses)
26.1

3.1

5.9

2.3

0.3

0.7

Operating profit including realised non-hedge derivatives
82.0

61.0

142.9

7.1

5.6

15.8

Capital expenditure
-

(0.2)

0.8

-

-

0.1

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2002
2001
2001
2002
2001
2001
TAUTONA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
72

77

292

773

824

3,139

Milled - 000
- tonnes / - tons
- reef
412

426

1,621

455

469

1,787

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
412

426

1,621

455

469

1,787

Yield
- g/t
/ - oz/t
- reef
12.03

11.23

11.94

0.351

0.328

0.348

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
12.03

11.23

11.94

0.351

0.328

0.348

Gold produced
- kg
/ - oz 000
- reef
4,960

4,781

19,355

159

154

622

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
4,960

4,781

19,355

159

154

622

Gold sold
- kg
/ - oz 000 - total
4,949

4,778

19,360

159

154

623

Price received
- R/kg
/ - $/oz
- sold
102,207

87,818

76,791

276

265

277

Total cash costs
- R
/ - $
- ton milled
537

493

505

42

44

54

- R/kg
/ - $/oz
- produced
44,662

43,917

42,347

121

135

154

Total production costs - R/kg
/ - $/oz
- produced
47,863

47,569

45,482

129

146

166

PRODUCTIVITY
per employee
- g
/ - oz
- target
 272

 279

 272

8.76

8.97

8.73

- actual
 284

 271

 265

9.12

8.70

8.51

per employee
- m2
/ - ft2
- target
4.23

4.43

4.22

45.57

47.66

45.37

- actual
4.11

4.33

3.99

44.21

46.63

42.92

FINANCIAL RESULTS (MILLION)
Gold income
447.8

413.8

1,475.7

38.9

40.1

171.3

Cost of sales
232.3

228.1

883.2

20.1

22.3

103.5

Cash operating costs
219.8

208.7

814.4

19.1

20.6

95.5

Other cash costs
1.8

1.2

5.2

0.2

0.1

0.6

Total cash costs
221.6

209.9

819.6

19.3

20.7

96.1

Retrenchment costs
3.6

2.5

8.7

0.3

0.2

1.0

Rehabilitation and other non-cash costs
0.5

0.5

1.6

-

-

0.2

Production costs
225.7

212.9

829.9

19.6

20.9

97.3

Amortisation of mining assets
11.8

14.5

50.3

1.0

1.4

5.9

Inventory change
(5.2)

0.7

3.0

(0.5)

-

0.3

Operating profit
215.5

185.7

592.5

18.8

17.8

67.8

Realised non-hedge derivative gains (losses)
58.1

5.8

11.0

5.1

0.5

1.2

Operating profit including realised non-hedge derivatives
273.6

191.5

603.5

23.9

18.3

69.0

Capital expenditure
10.5

21.9

63.7

0.9

2.1

7.2

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2002
2001
2001
2002
2001
2001
SAVUKA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
43

47

196

465

504

2,113

Milled - 000
- tonnes / - tons
- reef
233

242

938

257

267

1,034

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
233

242

938

257

267

1,034

Yield
- g/t
/ - oz/t
- reef
7.84

7.57

7.97

0.229

0.221

0.232

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
7.84

7.57

7.97

0.229

0.221

0.232

Gold produced
- kg
/ - oz 000
- reef
1,830

1,835

7,476

59

59

240

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
1,830

1,835

7,476

59

59

240

Gold sold
- kg
/ - oz 000 - total
1,826

1,834

7,478

59

59

241

Price received
- R/kg
/ - $/oz
- sold
102,196

87,479

76,670

276

264

277

Total cash costs
- R
/ - $
- ton milled
605

555

544

48

50

58

- R/kg
/ - $/oz
- produced
77,211

73,341

68,209

209

225

248

Total production costs - R/kg
/ - $/oz
- produced
80,699

75,105

71,727

218

230

262

PRODUCTIVITY
per employee
- g
/ - oz
- target
 119

 164

 166

3.84

5.28

5.34

- actual
 131

 140

 144

4.22

4.50

4.64

per employee
- m2
/ - ft2
- target
3.74

4.54

4.50

40.23

48.92

48.41

- actual
3.10

3.58

3.79

33.35

38.48

40.83

FINANCIAL RESULTS (MILLION)
Gold income
165.1

158.3

569.1

14.3

15.4

66.2

Cost of sales
146.3

142.8

539.3

12.7

14.0

63.1

Cash operating costs
140.1

133.7

506.3

12.2

13.2

59.3

Other cash costs
1.1

0.9

3.6

0.1

0.1

0.4

Total cash costs
141.2

134.6

509.9

12.3

13.3

59.7

Retrenchment costs
1.0

1.8

7.3

0.1

0.2

0.9

Rehabilitation and other non-cash costs
0.5

0.3

0.9

-

-

0.1

Production costs
142.7

136.7

518.1

12.4

13.5

60.7

Amortisation of mining assets
5.0

1.2

18.1

0.4

0.1

2.3

Inventory change
(1.4)

4.9

3.1

(0.1)

0.4

0.1

Operating profit
18.8

15.5

29.8

1.6

1.4

3.1

Realised non-hedge derivative gains (losses)
21.4

2.2

4.2

1.9

0.2

0.5

Operating profit including realised non-hedge derivatives
40.2

17.7

34.0

3.5

1.6

3.6

Capital expenditure
5.0

4.1

4.1

0.4

0.4

0.4

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2002
2001
2001
2002
2001
2001
MPONENG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
64

68

254

684

733

2,734

Milled - 000
- tonnes / - tons
- reef
362

384

1,476

399

423

1,627

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
362

384

1,476

399

423

1,627

Yield
- g/t
/ - oz/t
- reef
8.40

8.43

7.71

0.245

0.246

0.225

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
8.40

8.43

7.71

0.245

0.246

0.225

Gold produced
- kg
/ - oz 000
- reef
3,039

3,236

11,386

98

104

366

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
3,039

3,236

11,386

98

104

366

Gold sold
- kg
/ - oz 000 - total
3,032

3,234

11,388

97

104

366

Price received
- R/kg
/ - $/oz
- sold
102,049

87,605

77,298

276

264

276

Total cash costs
- R
/ - $
- ton milled
531

475

472

42

42

50

- R/kg
/ - $/oz
- produced
63,200

56,391

61,221

171

173

223

Total production costs - R/kg
/ - $/oz
- produced
78,968

72,043

75,669

213

221

275

PRODUCTIVITY
per employee
- g
/ - oz
- target
 199

 183

 186

6.39

5.87

5.99

- actual
 184

 197

 173

5.91

6.34

5.57

per employee
- m2
/ - ft2
- target
4.32

4.53

4.50

46.48

48.72

48.45

- actual
3.85

4.15

3.86

41.42

44.68

41.59

FINANCIAL RESULTS (MILLION)
Gold income
273.8

279.4

873.8

23.8

27.1

100.4

Cost of sales
236.0

227.9

859.9

20.5

22.5

100.6

Cash operating costs
190.6

181.3

692.0

16.6

17.9

81.0

Other cash costs
1.5

1.2

5.1

0.1

0.1

0.6

Total cash costs
192.1

182.5

697.1

16.7

18.0

81.6

Retrenchment costs
1.3

1.9

8.2

0.1

0.2

1.0

Rehabilitation and other non-cash costs
0.4

0.5

1.5

-

-

0.2

Production costs
193.8

184.9

706.8

16.8

18.2

82.8

Amortisation of mining assets
46.2

48.3

154.8

4.0

4.8

17.9

Inventory change
(4.0)

(5.3)

(1.7)

(0.3)

(0.5)

(0.1)

Operating profit
37.8

51.5

13.9

3.3

4.6

(0.2)

Realised non-hedge derivative gains (losses)
35.6

3.9

6.5

3.1

0.4

0.7

Operating profit including realised non-hedge derivatives
73.4

55.4

20.4

6.4

5.0

0.5

Capital expenditure
55.9

100.3

261.1

4.9

9.5

29.4

EAST & WEST AFRICA REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2002
2001
2001
2002
2001
2001
NAVACHAB
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined - 000
- tonnes / - tons
697

1,292

4,992

768

1,424

5,503

Volume mined - 000
- bcm
/ - bcy
253

403

1,539

332

527

2,012

Stripping ratio
- t (mined - treated) / t treated
1.16

2.60

2.78

1.16

2.60

2.78

Treated - 000
- tonnes / - tons
323

358

1,320

356

395

1,455

Yield
- g/t
/ - oz/t
2.08

2.02

2.04

0.061

0.059

0.060

Gold produced
- kg
/ - oz 000
671

723

2,694

22

23

87

Gold sold
- kg
/ - oz 000
671

723

2,694

22

23

87

Price received
- R/kg
/ - $/oz
- sold
103,753

92,632

77,038

280

285

277

Total cash costs
- R/kg
/ - $/oz
- produced
42,934

46,068

45,101

116

142

164

Total production costs - R/kg
/ - $/oz
- produced
46,727

50,139

48,670

126

155

177

PRODUCTIVITY
per employee
- g
/ - oz
- target
 539

 575

 592

17.32

18.50

19.04

- actual
 653

 688

 648

20.98

22.11

20.83

FINANCIAL RESULTS (MILLION)
Gold income
69.6

67.0

207.6

6.0

6.6

24.0

Cost of sales
32.8

36.7

131.2

2.8

3.6

15.3

Cash operating costs
28.5

33.0

120.5

2.5

3.3

14.1

Other cash costs
0.3

0.3

1.1

-

-

0.1

Total cash costs
28.8

33.3

121.6

2.5

3.3

14.2

Rehabilitation and other non-cash costs
0.2

0.2

0.4

-

-

-

Production costs
29.0

33.5

122.0

2.5

3.3

14.2

Amortisation of mining assets
2.3

2.7

9.2

0.2

0.3

1.1

Inventory change
1.5

0.5

-

0.1

-

-

Operating profit
36.8

30.3

76.4

3.2

3.0

8.7

Realised non-hedge derivative gains (losses)
-

-

-

-

-

-

Operating profit including realised non-hedge derivatives
36.8

30.3

76.4

3.2

3.0

8.7

Capital expenditure
4.1

3.9

5.4

0.4

0.3

0.5

EAST & WEST AFRICA REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2002
2001
2001
2002
2001
2001
SADIOLA - Attributable 38%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined - 000
- tonnes / - tons
1,477

1,725

6,339

1,628

1,902

6,987

Volume mined - 000
- bcm
/ - bcy
791

922

3,504

1,034

1,207

4,583

Stripping ratio
- t (mined - treated) / t treated
2.29

2.46

2.13

2.29

2.46

2.13

Treated - 000
- tonnes / - tons
448

499

2,025

494

550

2,232

Yield
- g/t
/ - oz/t
3.45

3.45

3.13

0.101

0.101

0.091

Gold produced
- kg
/ - oz 000
1,546

1,724

6,336

50

55

204

Gold sold
- kg
/ - oz 000
1,454

1,744

6,249

47

56

201

Price received
- R/kg
/ - $/oz
- sold
109,968

102,371

84,412

297

314

303

Total cash costs
- R/kg
/ - $/oz
- produced
49,523

42,920

36,356

134

131

131

Total production costs - R/kg
/ - $/oz
- produced
74,601

63,430

54,393

202

193

196

PRODUCTIVITY
per employee
- g
/ - oz
- target
2 548

2 756

2 306

81.93

88.60

74.15

- actual
2 812

2 576

2 391

90.40

82.83

76.88

FINANCIAL RESULTS (MILLION)
Gold income
158.0

180.2

529.2

13.7

17.8

61.0

Cost of sales
110.0

109.8

340.8

9.6

10.8

39.4

Cash operating costs
65.5

62.1

194.1

5.7

6.1

22.5

Other cash costs
11.0

11.8

36.2

1.0

1.2

4.2

Total cash costs
76.5

73.9

230.3

6.7

7.3

26.7

Rehabilitation and other non-cash costs
1.1

2.3

4.1

0.1

0.2

0.4

Production costs
77.6

76.2

234.4

6.8

7.5

27.1

Amortisation of mining assets
37.7

33.0

110.2

3.3

3.2

12.8

Inventory change
(5.3)

0.6

(3.8)

(0.5)

0.1

(0.5)

Operating profit
48.0

70.4

188.4

4.1

7.0

21.6

Realised non-hedge derivative gains (losses)
2.0

(1.6)

(1.7)

0.2

(0.2)

(0.1)

Operating profit including realised non-hedge derivatives
50.0

68.8

186.7

4.3

6.8

21.5

Capital expenditure
29.3

29.5

54.9

2.5

2.9

6.0

EAST & WEST AFRICA REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2002
2001
2001
2002
2001
2001
MORILA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined - 000
- tonnes / - tons
3,262

3,071

9,227

3,595

3,385

10,171

Volume mined - 000
- bcm
/ - bcy
1,305

1,428

4,383

1,707

1,868

5,733

Stripping ratio
- t (mined - treated) / t treated
10.13

8.90

7.08

10.13

8.90

7.08

Treated - 000
- tonnes / - tons
293

310

1,142

323

342

1,259

Yield
- g/t
/ - oz/t
6.31

5.79

6.87

0.184

0.169

0.200

Gold produced
- kg
/ - oz 000
1,850

1,796

7,848

59

58

252

Gold sold
- kg
/ - oz 000
1,850

1,796

7,848

59

58

252

Price received
- R/kg
/ - $/oz
- sold
108,056

91,532

75,596

292

277

273

Total cash costs
- R/kg
/ - $/oz
- produced
36,992

38,573

28,533

100

117

103

Total production costs - R/kg
/ - $/oz
- produced
66,345

63,085

49,201

179

192

177

PRODUCTIVITY
per employee
- g
/ - oz
- target
2 725

3 833

4 266

87.62

123.24

137.16

- actual
2 842

2 786

3 586

91.36

89.56

115.30

FINANCIAL RESULTS (MILLION)
Gold income
199.9

164.5

593.3

17.4

16.0

69.0

Cost of sales
125.6

110.6

383.7

10.9

10.7

44.6

Cash operating costs
54.5

58.0

183.1

4.7

5.7

21.1

Other cash costs
13.9

11.4

40.9

1.2

1.1

4.8

Total cash costs
68.4

69.4

224.0

5.9

6.8

25.9

Rehabilitation and other non-cash costs
0.8

0.5

1.7

0.1

-

0.2

Production costs
69.2

69.9

225.7

6.0

6.8

26.1

Amortisation of mining assets
53.5

43.6

160.6

4.6

4.2

18.7

Inventory change
2.9

(2.9)

(2.6)

0.3

(0.3)

(0.2)

Operating profit
74.3

53.9

209.6

6.5

5.3

24.4

Realised non-hedge derivative gains (losses)
-

-

-

-

-

-

Operating profit including realised non-hedge derivatives
74.3

53.9

209.6

6.5

5.3

24.4

Capital expenditure
2.7

28.7

99.9

0.2

2.6

11.4

EAST & WEST AFRICA REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2002
2001
2001
2002
2001
2001
GEITA - Attributable 50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined - 000
- tonnes / - tons
3,371

4,296

15,860

3,716

4,736

17,482

Volume mined - 000
- bcm
/ - bcy
1,440

1,665

6,162

1,884

2,177

8,061

Stripping ratio
- t (mined - treated) / t treated
4.63

6.20

5.92

4.63

6.20

5.92

Treated - 000
- tonnes / - tons
599

596

2,291

660

657

2,525

Yield
- g/t
/ - oz/t
3.60

3.60

3.70

0.105

0.105

0.108

Gold produced
- kg
/ - oz 000
2,159

2,148

8,485

69

69

273

Gold sold
- kg
/ - oz 000
2,159

2,148

8,485

69

69

273

Price received
- R/kg
/ - $/oz
- sold
106,753

96,977

80,933

288

291

290

Total cash costs
- R/kg
/ - $/oz
- produced
57,593

53,944

41,123

156

163

147

Total production costs - R/kg
/ - $/oz
- produced
74,433

60,099

53,428

201

186

194

PRODUCTIVITY
per employee
- g
/ - oz
- target
1 530

2 395

1 989

49.18

77.00

63.94

- actual
1 437

1 889

1 916

46.21

60.72

61.59

FINANCIAL RESULTS (MILLION)
Gold income
227.5

210.3

688.9

19.8

20.3

79.4

Cost of sales
160.8

127.8

464.8

13.9

12.7

54.4

Cash operating costs
115.6

107.3

322.5

10.0

10.5

37.0

Other cash costs
8.8

8.5

26.5

0.8

0.8

3.0

Total cash costs
124.4

115.8

349.0

10.8

11.3

40.0

Rehabilitation and other non-cash costs
1.7

1.5

5.0

0.1

0.1

0.6

Production costs
126.1

117.3

354.0

10.9

11.4

40.6

Amortisation of mining assets
34.7

11.7

99.4

3.0

1.4

12.3

Inventory change
-

(1.2)

11.4

-

(0.1)

1.5

Operating profit
66.7

82.5

224.1

5.9

7.6

25.0

Realised non-hedge derivative gains (losses)
2.9

(2.0)

(2.3)

0.3

(0.2)

(0.2)

Operating profit including realised non-hedge derivatives
69.6

80.5

221.8

6.2

7.4

24.8

Capital expenditure
16.1

(10.9)

62.3

1.4

(1.1)

7.9

EAST & WEST AFRICA REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2002
2001
2001
2002
2001
2001
YATELA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined - 000
- tonnes / - tons
1,655

1,558

2,911

1,824

1,718

3,209

Volume mined - 000
- bcm
/ - bcy
814

741

1,407

1,064

969

1,841

Stripping ratio
- t (mined - treated) / t treated
5.30

4.92

4.95

5.30

4.92

4.95

Treated - 000
- tonnes / - tons
263

263

490

290

290

540

Yield
- g/t
/ - oz/t
3.11

3.28

3.33

0.091

0.096

0.097

Gold produced
- kg
/ - oz 000
818

863

1,629

27

28

52

Gold sold
- kg
/ - oz 000
783

892

1,850

25

29

59

Price received
- R/kg
/ - $/oz
- sold
107,075

91,564

82,216

290

278

276

Total cash costs
- R/kg
/ - $/oz
- produced
52,986

50,163

45,083

143

151

149

Total production costs - R/kg
/ - $/oz
- produced
70,309

72,468

63,362

190

216

207

PRODUCTIVITY
per employee
- g
/ - oz
- target
1 344

2 709

1 992

43.21

87.10

64.05

- actual
1 608

1 905

1 802

51.69

61.26

57.94

FINANCIAL RESULTS (MILLION)
Gold income
83.9

81.7

152.1

7.3

8.0

16.4

Cost of sales
54.0

63.5

111.1

4.6

6.2

11.8

Cash operating costs
37.2

37.3

62.5

3.2

3.6

6.6

Other cash costs
6.1

6.0

10.9

0.5

0.6

1.2

Total cash costs
43.3

43.3

73.4

3.7

4.2

7.8

Rehabilitation and other non-cash costs
1.3

2.9

3.2

0.1

0.3

0.3

Production costs
44.6

46.2

76.6

3.8

4.5

8.1

Amortisation of mining assets
12.9

16.3

26.6

1.1

1.6

2.8

Inventory change
(3.5)

1.0

7.9

(0.3)

0.1

0.9

Operating profit
29.9

18.2

41.0

2.7

1.8

4.6

Realised non-hedge derivative gains (losses)
-

-

-

-

-

-

Operating profit including realised non-hedge derivatives
29.9

18.2

41.0

2.7

1.8

4.6

Capital expenditure
10.8

13.4

64.7

0.9

0.8

7.3

NORTH AMERICAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2002
2001
2001
2002
2001
2001
CRIPPLE CREEK & VICTOR J.V.
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined - 000
- tonnes / - tons
-

-

-

-

-

-

Treated - 000
- tonnes / - tons
-

-

-

-

-

-

Gold in ore
- kg
/ - oz 000
-

-

-

-

-

-

Yield
- g/t
/ - oz/t
-

-

-

-

-

-

Gold produced
- kg
/ - oz 000
-

-

-

-

-

-

Open-pit Operations
Mined - 000
- tonnes / - tons
10,840

8,963

31,212

11,949

9,880

34,405

Stripping ratio
- t (mined - treated) / t treated
3.70

2.69

1.77

3.70

2.69

1.77

Treated - 000
- tonnes / - tons
2,307

2,429

11,259

2,543

2,678

12,411

Gold in ore
- kg
/ - oz 000
3,714

2,937

12,909

119

94

415

Yield
- g/t
/ - oz/t
0.58

0.58

0.59

0.017

0.017

0.017

Gold produced
- kg
/ - oz 000
1,331

1,401

6,656

43

45

214

Total
Yield
- g/t
/ - oz/t
0.58

0.58

0.59

0.017

0.017

0.017

Gold produced
- kg
/ - oz 000
1,331

1,401

6,656

43

45

214

Gold sold
- kg
/ - oz 000
1,331

1,401

6,656

43

45

214

Price received
- R/kg
/ - $/oz
- sold
125,304

115,374

90,048

339

348

326

Total cash costs
- R/kg
/ - $/oz
- produced
73,681

69,780

51,837

199

212

187

Total production costs - R/kg
/ - $/oz
- produced
117,112

102,678

76,845

317

312

277

PRODUCTIVITY
per employee
- g
/ - oz
- target
1,786

2,393

2,261

57.42

76.95

72.69

- actual
1,421

1,666

1,997

45.69

53.57

64.21

FINANCIAL RESULTS (MILLION)
Gold income
166.8

161.7

599.4

14.5

15.7

69.7

Cost of sales
155.9

143.8

511.5

13.5

14.0

59.3

Cash operating costs
165.0

139.4

452.8

14.3

13.6

52.3

Other cash costs
-

-

-

-

-

-

Total cash costs
165.0

139.4

452.8

14.3

13.6

52.3

Rehabilitation and other non-cash costs
(26.3)

(10.9)

(22.8)

(2.3)

(1.0)

(2.6)

Production costs
138.7

128.5

430.0

12.0

12.6

49.7

Amortisation of mining assets
84.1

57.0

189.3

7.3

5.5

21.9

Inventory change
(66.9)

(41.7)

(107.8)

(5.8)

(4.1)

(12.3)

Operating profit
10.9

17.9

87.9

1.0

1.7

10.4

Realised non-hedge derivative gains (losses)
-

-

-

-

-

-

Operating profit including realised non-hedge derivatives
10.9

17.9

87.9

1.0

1.7

10.4

Capital expenditure
225.5

339.0

745.5

19.5

32.3

82.2

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.
* Total cash cost calculation includes inventory

NORTH AMERICAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2002
2001
2001
2002
2001
2001
JERRITT CANYON J.V. - Attributable 70%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined - 000
- tonnes / - tons
213

257

1,185

235

283

1,306

Treated - 000
- tonnes / - tons
188

215

933

207

237

1,028

Gold in ore
- kg
/ - oz 000
1,734

2,490

7,414

56

80

238

Yield
- g/t
/ - oz/t
8.57

8.86

9.41

0.250

0.259

0.274

Gold produced
- kg
/ - oz 000
1,611

1,906

8,780

52

61

282

Open-pit Operations
Mined
- tonnes / - tons
- 000
-

-

-

-

-

-

Stripping ratio
- t (mined - treated) / t treated
-

-

-

-

-

-

Treated
- tonnes / - tons
- 000
-

-

-

-

-

-

Gold in ore
- kg
/ - oz 000
-

-

-

-

-

-

Yield
- g/t
/ - oz/t
-

-

-

-

-

-

Gold produced
- kg
/ - oz 000
-

-

-

-

-

-

Total
Yield
- g/t
/ - oz/t
8.57

8.86

9.41

0.250

0.259

0.274

Gold produced
- kg
/ - oz 000
1,611

1,906

8,780

52

61

282

Gold sold
- kg
/ - oz 000
1,611

1,906

8,780

52

61

282

Price received
- R/kg
/ - $/oz
- sold
125,612

108,630

88,548

339

335

323

Total cash costs
- R/kg
/ - $/oz
- produced
108,780

80,818

61,555

294

248

223

Total production costs - R/kg
/ - $/oz
- produced
145,478

110,878

81,580

393

341

296

PRODUCTIVITY
per employee
- g
/ - oz
- target
2,468

2,751

2,637

79.33

88.46

84.79

- actual
1,875

2,223

2,539

60.29

71.47

81.63

FINANCIAL RESULTS (MILLION)
Gold income
201.7

206.1

776.9

17.6

20.5

91.2

Cost of sales
226.6

211.0

718.1

19.6

21.0

83.6

Cash operating costs
175.2

154.1

540.4

15.2

15.2

63.0

Other cash costs
-

-

-

-

-

-

Total cash costs
175.2

154.1

540.4

15.2

15.2

63.0

Rehabilitation and other non-cash costs
3.9

4.7

12.9

0.3

0.5

1.5

Production costs
179.1

158.8

553.3

15.5

15.7

64.5

Amortisation of mining assets
55.3

52.6

162.9

4.8

5.3

18.9

Inventory change
(7.8)

(0.4)

1.9

(0.7)

-

0.2

Operating profit
(24.9)

(4.9)

58.8

(2.0)

(0.5)

7.6

Realised non-hedge derivative gains (losses)
-

-

-

-

-

-

Operating profit including realised non-hedge derivatives
(24.9)

(4.9)

58.8

(2.0)

(0.5)

7.6

Capital expenditure
29.7

18.9

90.1

2.6

1.8

10.6

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2002
2001
2001
2002
2001
2001
MORRO VELHO
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined - 000
- tonnes / - tons
193

221

888

212

243

979

Treated - 000
- tonnes / - tons
191

225

890

212

248

982

Gold in ore
- kg
/ - oz 000
1,432

1,780

6,660

46

57

214

Yield
- g/t
/ - oz/t
6.94

7.30

6.97

0.202

0.213

0.203

Gold produced
- kg
/ - oz 000
1,334

1,645

6,208

43

53

200

Open-pit Operations
Mined - 000
- tonnes / - tons
549

218

944

605

241

1,040

Stripping ratio
- t (mined - treated) / t treated
17.86

6.63

9.34

17.86

6.63

9.34

Treated - 000
- tonnes / - tons
29

29

91

32

32

101

Gold in ore
- kg
/ - oz 000
107

100

323

3

3

10

Yield
- g/t
/ - oz/t
3.48

3.31

3.32

0.101

0.097

0.097

Gold produced
- kg
/ - oz 000
101

95

303

3

3

10

Total
Yield
- g/t
/ - oz/t
6.48

6.85

6.63

0.189

0.200

0.193

Gold produced
- kg
/ - oz 000
1,435

1,740

6,511

46

56

209

Gold sold
- kg
/ - oz 000
1,395

1,798

6,892

45

57

221

Price received
- R/kg
/ - $/oz
- sold
129,283

104,540

91,522

349

314

329

Total cash costs
- R/kg
/ - $/oz
- produced
53,887

39,884

35,351

146

121

127

Total production costs - R/kg
/ - $/oz
- produced
78,812

73,664

55,628

213

218

197

PRODUCTIVITY
per employee
- g
/ - oz
- target
345

391

389

11.10

12.59

12.51

- actual
382

396

380

12.27

12.72

12.21

FINANCIAL RESULTS (MILLION)
Gold income
175.2

196.9

620.2

15.2

19.2

71.6

Cost of sales
106.7

131.3

389.9

9.2

12.7

44.4

Cash operating costs
75.8

67.8

225.4

6.6

6.6

26.1

Other cash costs
1.5

1.6

4.8

0.1

0.2

0.5

Total cash costs
77.3

69.4

230.2

6.7

6.8

26.6

Rehabilitation and other non-cash costs
1.7

27.1

32.1

0.1

2.4

3.0

Production costs
79.0

96.5

262.3

6.8

9.2

29.6

Amortisation of mining assets
34.1

31.7

99.9

3.0

3.1

11.5

Inventory change
(6.4)

3.1

27.7

(0.6)

0.4

3.3

Operating profit
68.5

65.6

230.3

6.0

6.5

27.2

Realised non-hedge derivative gains (losses)
5.2

(8.9)

10.6

0.5

(1.1)

1.4

Operating profit including realised non-hedge derivatives
73.7

56.7

240.9

6.5

5.4

28.6

Capital expenditure
33.8

20.5

84.4

2.9

2.0

9.9

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2002
2001
2001
2002
2001
2001
SERRA GRANDE - Attributable 50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined - 000
- tonnes / - tons
91

93

363

100

102

400

Treated - 000
- tonnes / - tons
94

93

370

103

103

408

Gold in ore
- kg
/ - oz 000
764

745

3,148

25

24

101

Yield
- g/t
/ - oz/t
7.74

7.53

8.08

0.226

0.220

0.236

Gold produced
- kg
/ - oz 000
727

704

2,991

23

22

96

Open-pit Operations
Mined - 000
- tonnes / - tons
-

-

-

-

-

-

Stripping ratio
- t (mined - treated) / t treated
-

-

-

-

-

-

Treated - 000
- tonnes / - tons
-

-

-

-

-

-

Gold in ore
- kg
/ - oz 000
-

-

-

-

-

-

Yield
- g/t
/ - oz/t
-

-

-

-

-

-

Gold produced
- kg
/ - oz 000
-

-

-

-

-

-

Total
Yield
- g/t
/ - oz/t
7.74

7.53

8.08

0.226

0.220

0.236

Gold produced
- kg
/ - oz 000
727

704

2,991

23

22

96

Gold sold
- kg
/ - oz 000
728

710

3,044

24

23

98

Price received
- R/kg
/ - $/oz
- sold
129,238

103,403

90,473

349

313

329

Total cash costs
- R/kg
/ - $/oz
- produced
40,248

36,621

29,729

109

111

107

Total production costs - R/kg
/ - $/oz
- produced
61,904

55,620

45,781

167

169

166

PRODUCTIVITY
per employee
- g
/ - oz
- target
885

879

929

28.44

28.27

29.86

- actual
929

895

953

29.87

28.78

30.63

FINANCIAL RESULTS (MILLION)
Gold income
91.4

76.9

270.8

7.9

7.6

31.6

Cost of sales
45.7

37.9

137.9

3.9

3.7

16.1

Cash operating costs
27.8

24.7

85.1

2.4

2.4

9.9

Other cash costs
1.5

1.0

3.8

0.1

0.1

0.4

Total cash costs
29.3

25.7

88.9

2.5

2.5

10.3

Rehabilitation and other non-cash costs
0.3

(1.0)

0.7

-

(0.1)

0.1

Production costs
29.6

24.7

89.6

2.5

2.4

10.4

Amortisation of mining assets
15.4

14.3

47.3

1.3

1.4

5.5

Inventory change
0.7

(1.1)

1.0

0.1

(0.1)

0.2

Operating profit
45.7

39.0

132.9

4.0

3.9

15.5

Realised non-hedge derivative gains (losses)
2.7

(3.5)

4.7

0.2

(0.4)

0.6

Operating profit including realised non-hedge derivatives
48.4

35.5

137.6

4.2

3.5

16.1

Capital expenditure
9.7

6.8

25.3

0.9

0.7

2.9

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2002
2001
2001
2002
2001
2001
CERRO VANGUARDIA - Attributable 46.25%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined - 000
- tonnes / - tons
-

-

-

-

-

-

Treated - 000
- tonnes / - tons
-

-

-

-

-

-

Gold in ore
- kg
/ - oz 000
-

-

-

-

-

-

Yield
- g/t
/ - oz/t
-

-

-

-

-

-

Gold produced
- kg
/ - oz 000
-

-

-

-

-

-

Open-pit Operations
Mined - 000
- tonnes / - tons
1,551

1,455

5,543

1,709

1,604

6,110

Stripping ratio
- t (mined - treated) / t treated
14.77

12.37

12.85

14.77

12.37

12.85

Treated - 000
- tonnes / - tons
98

109

400

108

120

441

Gold in ore
- kg
/ - oz 000
1,055

1,200

4,369

34

39

140

Yield
- g/t
/ - oz/t
10.33

10.62

10.51

0.301

0.310

0.307

Gold produced
- kg
/ - oz 000
1,017

1,155

4,207

33

38

136

Total
Yield
- g/t
/ - oz/t
10.33

10.62

10.51

0.301

0.310

0.307

Gold produced
- kg
/ - oz 000
1,017

1,155

4,207

33

38

136

Gold sold
- kg
/ - oz 000
1,035

1,161

4,165

33

38

134

Price received
- R/kg
/ - $/oz
- sold
117,426

94,836

84,132

317

283

301

Total cash costs
- R/kg
/ - $/oz
- produced
34,557

41,366

36,799

93

126

133

Total production costs - R/kg
/ - $/oz
- produced
66,730

66,739

60,295

180

204

218

PRODUCTIVITY
per employee
- g
/ - oz
- target
1,561

1,709

1,585

50.20

54.95

50.96

- actual
1,905

2,128

1,947

61.24

68.41

62.61

FINANCIAL RESULTS (MILLION)
Gold income
129.9

133.0

381.1

11.3

12.9

43.6

Cost of sales
74.6

75.8

254.2

6.5

7.5

29.5

Cash operating costs
26.4

39.5

130.3

2.3

3.9

15.1

Other cash costs
8.7

8.3

24.5

0.8

0.8

2.8

Total cash costs
35.1

47.8

154.8

3.1

4.7

17.9

Rehabilitation and other non-cash costs
1.5

(4.8)

0.7

0.1

(0.4)

0.3

Production costs
36.6

43.0

155.5

3.2

4.3

18.2

Amortisation of mining assets
31.2

34.2

98.2

2.7

3.3

11.2

Inventory change
6.8

(1.4)

0.5

0.6

(0.1)

0.1

Operating profit
55.3

57.2

126.9

4.8

5.4

14.1

Realised non-hedge derivative gains (losses)
3.9

(5.7)

6.4

0.3

(0.7)

0.8

Operating profit including realised non-hedge derivatives
59.2

51.5

133.3

5.1

4.7

14.9

Capital expenditure
1.0

5.4

38.4

0.1

0.5

4.6

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.

AUSTRALIAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2002
2001
2001
2002
2001
2001
SUNRISE DAM
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined - 000
- bcm
/ - bcy
4,899

4,466

20,185

6,409

5,842

26,403

Treated - 000
- tonnes / - tons
860

761

2,412

948

838

2,658

Yield
- g/t
/ - oz/t
3.07

3.13

3.81

0.089

0.091

0.111

Gold produced
- kg
/ - oz 000
2,638

2,378

9,177

85

76

295

Gold sold
- kg
/ - oz 000
2,620

2,345

8,912

84

75

287

Price received
- R/kg
/ - $/oz
- sold
101,407

98,539

83,062

274

298

297

Total cash costs
- R/kg
/ - $/oz
- produced
66,094

53,367

42,916

179

162

153

Total production costs - R/kg
/ - $/oz
- produced
84,073

68,677

56,193

227

209

201

PRODUCTIVITY
per employee
- g
/ - oz
- target
1,861

2,945

2,451

59.83

94.69

78.82

- actual
2,748

2,624

2,591

88.35

84.37

83.30

FINANCIAL RESULTS (MILLION)
Gold income
255.1

255.5

780.4

22.2

24.4

89.1

Cost of sales
207.5

187.9

555.6

18.2

18.5

63.7

Cash operating costs
167.8

121.7

324.2

14.6

11.9

36.8

Other cash costs
6.5

5.2

69.6

0.6

0.5

8.5

Total cash costs
174.3

126.9

393.8

15.2

12.4

45.3

Rehabilitation and other non-cash costs
1.8

1.9

6.2

0.2

0.2

0.7

Production costs
176.1

128.8

400.0

15.4

12.6

46.0

Amortisation of mining assets
45.7

34.5

115.6

4.0

3.4

13.4

Inventory change
(14.3)

24.6

40.0

(1.2)

2.5

4.3

Operating profit
47.6

67.6

224.8

4.0

5.9

25.4

Realised non-hedge derivative gains (losses)
10.7

(24.5)

(40.1)

0.9

(2.0)

(4.0)

Operating profit including realised non-hedge derivatives
58.3

43.1

184.7

4.9

3.9

21.4

Capital expenditure
18.6

28.1

310.5

1.6

2.8

37.9

AUSTRALIAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2002
2001
2001
2002
2001
2001
BODDINGTON - Attributable 33.33%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined - 000
- bcm
/ - bcy
-

-

-

-

-

-

Treated - 000
- tonnes / - tons
-

486

2,640

-

536

2,911

Yield
- g/t
/ - oz/t
-

1.09

0.92

-

0.032

0.027

Gold produced
- kg
/ - oz 000
43

531

2,425

1

17

78

Gold sold
- kg
/ - oz 000
53

614

2,465

2

20

79

Price received
- R/kg
/ - $/oz
- sold
100,160

91,901

80,382

270

285

291

Total cash costs
- R/kg
/ - $/oz
- produced
52,041

49,985

51,119

140

161

190

Total production costs - R/kg
/ - $/oz
- produced
93,763

56,176

57,475

252

179

213

PRODUCTIVITY
per employee
- g
/ - oz
- target
-

1,176

1,574

-

37.80

50.62

- actual
403

2,025

1,553

12.94

65.09

49.94

FINANCIAL RESULTS (MILLION)
Gold income
5.1

62.8

209.2

0.4

6.1

24.2

Cost of sales
5.1

41.1

157.0

0.5

4.0

18.5

Cash operating costs
2.2

25.3

119.5

0.2

2.6

14.3

Other cash costs
-

1.2

4.5

-

0.1

0.5

Total cash costs
2.2

26.5

124.0

0.2

2.7

14.8

Rehabilitation and other non-cash costs
1.7

1.8

1.8

0.2

0.2

0.2

Production costs
3.9

28.3

125.8

0.4

2.9

15.0

Amortisation of mining assets
-

1.4

13.6

-

0.1

1.7

Inventory change
1.2

11.4

17.6

0.1

1.0

1.8

Operating profit
-

21.7

52.2

(0.1)

2.1

5.7

Realised non-hedge derivative gains (losses)
0.2

(6.4)

(11.1)

0.0

(0.5)

(1.1)

Operating profit including realised non-hedge derivatives
0.2

15.3

41.1

(0.1)

1.6

4.6

Capital expenditure
1.4

2.0

5.6

0.1

0.1

0.6

AUSTRALIAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
March
December
December
March
December
December
2002
2001
2001
2002
2001
2001
UNION REEFS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined - 000
- bcm
/ - bcy
785

1,128

4,565

1,027

1,475

5,971

Treated - 000
- tonnes / - tons
676

606

2,602

745

668

2,869

Yield
- g/t
/ - oz/t
1.38

1.53

1.36

0.040

0.046

0.040

Gold produced
- kg
/ - oz 000
934

928

3,548

30

31

114

Gold sold
- kg
/ - oz 000
935

973

3,552

30

31

114

Price received
- R/kg
/ - $/oz
- sold
101,327

96,622

82,086

274

294

293

Total cash costs
- R/kg
/ - $/oz
- produced
83,441

78,059

64,208

225

237

230

Total production costs - R/kg
/ - $/oz
- produced
105,235

93,185

74,426

284

283

267

PRODUCTIVITY
per employee
- g
/ - oz
- target
2,108

2,866

2,313

67.77

92.13

74.37

- actual
1,763

1,883

1,795

56.63

60.56

57.70

FINANCIAL RESULTS (MILLION)
Gold income
90.9

104.2

307.6

7.9

10.0

35.1

Cost of sales
93.8

89.3

284.7

8.2

8.6

32.8

Cash operating costs
77.9

72.5

229.0

6.8

7.1

26.4

Other cash costs
-

-

(1.2)

-

-

(0.2)

Total cash costs
77.9

72.5

227.8

6.8

7.1

26.2

Rehabilitation costs
6.6

1.5

5.0

0.6

0.1

0.6

Production costs
84.5

74.0

232.8

7.4

7.2

26.8

Amortisation of mining assets
13.8

12.5

31.3

1.2

1.2

3.6

Inventory change
(4.5)

2.8

20.6

(0.4)

0.2

2.4

Operating profit
(2.9)

14.9

22.9

(0.3)

1.4

2.3

Realised non-hedge derivative gains (losses)
3.8

(10.2)

(16.0)

0.3

(0.8)

(1.6)

Operating profit including realised non-hedge derivatives
0.9

4.7

6.9

0.0

0.6

0.7

Capital expenditure
-

-

1.8

-

-

0.3

DIRECTORS
Executive
R M Godsell   (Chairman and Chief Executive
Officer)
J G Best
D L Hodgson
K H Williams
Non-Executive
R P Edey*   (Deputy Chairman)
F B Arisman
#
Mrs E le R Bradley
C B Brayshaw
Dr V K Fung
#
A W Lea
(Alternate: P G Whitcutt)
T J Motlatsi
W A Nairn
(Alternate: A H Calver*)
J Ogilvie Thompson
(Alternate: D D Barber*)
N F Oppenheimer
A J Trahar
* British
#
American
OFFICES
Registered and Corporate
Managing Secretary
Ms Y Z Simelane
Company Secretary
C R Bull
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13 & 14
St Martins Tower
44 St Georges Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
UNITED KINGDOM SECRETARIES
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
SHARE REGISTRARS
South Africa
Computershare Services Limited
2nd Floor, Edura, 41 Fox Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: +27 11 370 7700
Fax: +27 11 836 0792
United Kingdom
Computershare Investor Services PLC
PO Box 82
The Pavilions,
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty Limited
Level 12, 565 Bourke Street
Melbourne, Victoria 3000
(GPO Box 2975EE
Melbourne, Victoria 3001)
Australia
Telephone: +61 3 9611 5711
Fax: +61 3 9611 5710
ADR DEPOSITARY
The Bank of New York
620 Avenue of the Americas
6th Floor
New York, NY 10011
United States of America
Telephone: +1 646 885 3294
Fax: +1 646 885 3043
AUTHORISED REPRESENTATIVE
United States of America
Puglisi & Associates
850 Library Avenue, Suite 204
PO Box 885
Newark, Delaware 19715
United States of America
Telephone: +1 302 738 6680
Fax: +1 302 738 7210
DIRECTORATE AND ADMINISTRATION

South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6247
E-mail: slenahan@anglogold.com
Peta Baldwin
Telephone: +27 11 637 6647
Fax: +27 11 637 6399
E-mail: pbaldwin@anglogold.com
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Europe
Tomasz Nadrowski
Telephone: +41 22 718 3312
Fax: +41 22 718 3334
E-mail: tnadrowski@anglogold.com
67, rue du Rhone
4
th
 Floor
1207 Geneva
Switzerland
Alex Buck
Telephone: +44 20 7664 8712/3
Fax: +44 20 7664 8711
E-mail: abuck@anglogold.com
4
th
 Floor, The Linen Hall
162-168 Regent Street
London W1B 5TE
England
United States of America
Charles Carter
Telephone: (800) 417 9255 (toll free in USA and
Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: ccarter@anglogold.com
509 Madison Avenue
Suite 1914
New York, NY 10022
United States of America
Australia
Andrea Maxey
Telephone: + 61 8 9425 4604
Fax: + 61 8 9425 4662
E-mail: amaxey@anglogold.com.au
Level 13 & 14
St Martins Tower
44 St Georges Terrace
Perth WA 6000
(PO Box Z5046, Perth WA6831)
Australia
General E-mail enquiries
investors@anglogold.com
AngloGold website
http://www.anglogold.com
Share Transactions Totally Electronic
("STRATE")
Dealings and settlements on the JSE Securities
Exchange South Africa ("JSE") are now exclusively
in electronic form through the STRATE system
such that share certificates are no longer good for
delivery on that exchange.  Shareholders resident
in South Africa who currently retain their share
certificates and who may wish to deal on the JSE
are advised to dematerialise their shares.
AngloGold operates an issuer-sponsored nominee
programme, administered by Computershare
Custodial Services Limited, which will hold and
administer the shares at no cost to the shareholder.
 A document entitled STRATE, which
explains more fully the background and objectives
of STRATE, the implications of holding
dematerialised shares and the procedure to
dematerialise shares may be accessed from our
website http://www.anglogold.com
Global BuyDIRECT
SM
The Bank of New York maintains a direct share
purchase and dividend reinvestment plan for
AngloGold.
For additional information, please visit The Bank of
New York's website at www.globalbuydirect.com
or call Shareholder Relations at 1-888-BNY-ADRS
or write to:
The Bank of New York
Shareholder Relations Department
Global BuyDIRECT
SM
Church Street Station
PO Box 11258
New York, NY 10286-1258
United States of America
CONTACTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date:  11 JULY 2003
By:    /s/ C R BULL

_

Name:  C R Bull
Title:     Company Secretary